                                                Filed Pursuant to Rule 424(B)(5)
                                                      Registration No. 333-64544


THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, BUT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED OCTOBER 23, 2001
    PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 25, 2001

                               20,500,000 Shares

                          (KING PHARMACEUTICALS LOGO)

                           KING PHARMACEUTICALS, INC.

                                  Common Stock
                               ------------------

    We are selling 16,000,000 shares of common stock and the selling shareholders identified on page S-9 are selling 4,500,000 shares of our common stock. We will not receive any of the proceeds from sales of shares by the selling shareholders.

    Our common stock is listed on the New York Stock Exchange under the symbol "KG." The last reported sale price on October 22, 2001, was $44.06 per share.

    Contemporaneously with this offering of common stock, we intend to sell our convertible debentures in a private placement. Neither offering is conditioned upon the consummation of the other.

    The underwriters have an option to purchase a maximum of 3,075,000 additional shares from King to cover over-allotments of shares.

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS FOR MORE INFORMATION.

                                                             UNDERWRITING
                                                             DISCOUNTS AND   PROCEEDS TO       PROCEEDS TO
                                           PRICE TO PUBLIC    COMMISSIONS       KING       SELLING SHAREHOLDERS
                                           ---------------   -------------   -----------   --------------------
Per Share................................
Total....................................

    Delivery of the shares of common stock will be made on or about            ,
2001.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                          Joint Book-Running Managers
                          ----------------------------
CREDIT SUISSE FIRST BOSTON                                              JPMORGAN
BANC OF AMERICA SECURITIES LLC                                       UBS WARBURG
                          ----------------------------
GOLDMAN, SACHS & CO.
                   MERRILL LYNCH & CO.
                                      MORGAN STANLEY
                                                    SALOMON SMITH BARNEY
                          ----------------------------
CIBC WORLD MARKETS                                         GRUNTAL & CO., L.L.C.
PRUDENTIAL SECURITIES                                                   SG COWEN
SUNTRUST ROBINSON HUMPHREY                                   WACHOVIA SECURITIES

         The date of this prospectus supplement is             , 2001.

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT          PAGE
ABOUT THIS PROSPECTUS SUPPLEMENT.....   S-2
SUMMARY..............................   S-3
SELECTED CONSOLIDATED FINANCIAL
  DATA...............................   S-6
USE OF PROCEEDS......................   S-7
PRICE RANGE OF COMMON STOCK AND
  DIVIDEND POLICY....................   S-7
CAPITALIZATION.......................   S-8
SELLING SHAREHOLDERS.................   S-9
UNDERWRITING.........................  S-10
NOTICE TO CANADIAN RESIDENTS.........  S-13
LEGAL MATTERS........................  S-14
EXPERTS..............................  S-14
WHERE YOU CAN FIND MORE
  INFORMATION........................  S-14
             PROSPECTUS                PAGE
ABOUT THIS PROSPECTUS................     2
WHERE YOU CAN FIND MORE
  INFORMATION........................     2
SUMMARY..............................     4
RISK FACTORS.........................     6
A WARNING ABOUT FORWARD-LOOKING
  STATEMENTS.........................    21
SELECTED CONSOLIDATED FINANCIAL
  DATA...............................    25
RATIOS OF EARNINGS TO FIXED
  CHARGES............................    26
USE OF PROCEEDS......................    27
LEGAL OWNERSHIP......................    27
DESCRIPTION OF CAPITAL STOCK.........    29
DESCRIPTION OF DEBT SECURITIES WE MAY
  OFFER..............................    34
DESCRIPTION OF DEBT WARRANTS WE MAY
  OFFER..............................    44
DESCRIPTION OF PREFERRED STOCK WE MAY
  OFFER..............................    47
SELLING SHAREHOLDERS.................    48
PLAN OF DISTRIBUTION.................    49
LEGAL MATTERS........................    49
EXPERTS..............................    50

                           -------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this offering of common stock. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering.

     If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

                                    SUMMARY

     This summary highlights what we believe to be the most important information about the company and the offering. Because this is a summary, it does not contain all the information that may be important to you. To understand our business and this offering fully, you should read the entire prospectus and prospectus supplement carefully, including the Risk Factors section beginning on page 6 of the prospectus and the documents incorporated by reference into the prospectus and this prospectus supplement. Unless the context otherwise indicates, references in this prospectus to "we," "us," "our" and "King" refer to King Pharmaceuticals, Inc. and its direct and indirect subsidiaries.

                                   WHO WE ARE

     King is a vertically integrated pharmaceutical company that manufactures, markets and sells primarily branded prescription pharmaceutical products. By "vertically integrated," we mean that we have the capabilities of a major pharmaceutical company, including:

     - sales and marketing,

     - manufacturing,

     - packaging,

     - distribution,

     - quality control and assurance,

     - regulatory affairs, and

     - research and development.

Through a national sales force of approximately 715 representatives and marketing alliances, we market our branded pharmaceutical products to general/family practitioners, internal medicine physicians, cardiologists, endocrinologists, pediatricians, obstetrician/gynecologists and hospitals across the United States and in Puerto Rico.

     Our primary business strategy is to acquire established branded pharmaceutical products and to increase their sales through focused marketing and promotion and product life cycle management. By "product life cycle management," we mean the extension of the life of a product, including seeking and gaining all necessary related governmental approvals, by such means as:

     - securing U.S. Food and Drug Administration approved new label indications,

     - developing and producing different strengths,

     - producing different package sizes,

     - developing new dosages, and

     - developing new product formulations.

     We acquire branded products from larger pharmaceutical companies. These companies sell products for various reasons including limiting their costs or eliminating duplicate products. We also seek attractive company acquisitions which add products or products in development, technologies or sales and marketing capabilities to our key therapeutic areas.

                                  THE OFFERING

Common stock offered by:
King(1)......................................  16,000,000 shares
Selling shareholders.........................  4,500,000 shares
Use of proceeds..............................  We will use the proceeds for general corporate purposes. We will not receive any
                                               of the proceeds from the sale of shares by
                                               the selling shareholders.
NYSE symbol..................................  "KG"

---------------

(1) If the underwriters' over-allotment option is exercised in full, the total number of shares offered by King would be 19,075,000.

                                  RISK FACTORS

     Investing in our securities involves risks. You should carefully consider all of the information in the prospectus and this prospectus supplement. In particular, you should evaluate the specific risk factors set forth under "Risk Factors" beginning on page 6 of the prospectus accompanying this prospectus supplement for a discussion of certain risks involved with an investment in the offering.

                                  OUR ADDRESS

     King Pharmaceuticals, Inc. was incorporated in the State of Tennessee in 1993. Our principal executive offices are located at 501 Fifth Street, Bristol, Tennessee 37620. Our telephone number is (423) 989-8000 and our facsimile number is (423) 274-8677.

                              RECENT DEVELOPMENTS

     On August 8, 2001, we acquired three branded pharmaceutical products and a license to a fourth product from Bristol-Myers Squibb for $285.0 million plus approximately $1.5 million of expenses. The products acquired include Bristol-Myers Squibb's rights in the United States to Corzide(R),
Delestrogen(R), and Florinef(R). We also acquired a fully paid license to Corgard(R) in the United States.

     Corzide(R) (nadolol, bendroflumethiazide), a combination beta blocker and thiazide diuretic, is indicated for the management of hypertension. Corgard(R) (nadolol, USP), a beta blocker, is indicated also for the management of hypertension, as well as long term management of patients with angina pectoris. Corzide(R) is an exclusive product without generic competition that competes in the combination beta blocker and diuretic market of approximately $350 - $400 million in the United States. For the year ending December 31, 2000, net sales of Corzide(R) equaled approximately $8.5 million, while net sales of Corgard(R) totaled approximately $18.6 million. According to Scott Levin monthly prescription data, Corzide(R) total prescriptions increased approximately 91% during the first six months of 2001 in comparison to the first six months of 2000, while promoted by the prior owner through a small contract sales force.

     Delestrogen(R) (estradiol valerate injection, USP) is an injectable estrogen replacement therapy. Delestrogen(R) is an exclusive product without generic competition. Net sales of Delestrogen(R) totaled approximately $12.2 million during 2000. Florinef(R) is a partial replacement therapy for primary and secondary adrenocortical insufficiency in Addison's disease and for the treatment of salt-losing adrenogenital syndrome. Florinef(R) (fludrocortisone acetate, USP) is an exclusive product without generic competition. Net sales of Florinef(R) equaled approximately $30.0 million during 2000.

     Total prescriptions for Corzide(R), Delestrogen(R), and Florinef(R) grew during the first six months of 2001 in comparison to the same period of the prior year according to Scott Levin monthly prescription data. Specifically, as previously mentioned, Corzide(R) total prescriptions increased approximately 91% during the first six months of 2001 in comparison to the first six months of 2000. Total prescriptions for Florinef(R) and Delestrogen(R) grew approximately 6% and 5%, respectively, during the same period, without promotion by the prior owner. In contrast, according to Scott Levin monthly prescription data, total prescriptions for Corgard(R) declined approximately 19% during the first six months of 2001 in comparison to the same period of the prior year. The acquisition was financed with a combination of borrowings under our senior secured credit facility and cash on hand.

     On May 25, 2001, the U.S. Food and Drug Administration, which we refer to as the "FDA," approved our previously filed New Drug Application for Levoxyl(R), our levothyroxine sodium drug product. We had filed this application as a result of the FDA's August 14, 1997 announcement in the Federal Register (62 FR 43535) that orally administered levothyroxine sodium drug products are new drugs. The notice stated that manufacturers who wish to continue to market these products must submit applications as required by the Food, Drug and Cosmetic Act by August 14, 2000. On April 26, 2000, the FDA issued a second Federal Register notice extending the deadline for filing these applications until August 14, 2001.

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires all business combinations to be accounted for under the purchase method of accounting. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001.

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 modifies the accounting and reporting for acquired intangible assets at the time of acquisition and in subsequent periods. Intangible assets which have finite lives must be amortized over their estimated useful life. Intangible assets with indefinite lives will not be amortized, but evaluated annually for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization and amortization provisions of this statement. We are in the process of reviewing the impact of this pronouncement on previous acquisitions.

                              CONCURRENT OFFERING

     In addition to the sale of common stock by King and the selling shareholders pursuant to this prospectus supplement, we intend to sell our convertible debentures in a private placement contemporaneously with this offering. Neither offering is conditioned upon the consummation of the other.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The tables below contain selected consolidated financial data for King. The results of operations of King's acquisitions accounted for under the purchase method of accounting are included in King's consolidated results of operations from the respective dates of the acquisitions. The selected consolidated financial data for the years ended December 31, 1998, 1999 and 2000 and as of December 31, 1999 and 2000 are derived from the audited consolidated financial statements incorporated by reference in this prospectus. The selected consolidated financial data for the years ended December 31, 1996 and 1997 and as of December 31, 1996, 1997 and 1998 are derived from audited financial statements. The selected consolidated financial data for the six months ended June 30, 2000 and 2001 and as of June 30, 2001 are derived from unaudited consolidated financial statements incorporated by reference in this prospectus.

                                                                                                             SIX MONTHS ENDED
                                                            FOR THE YEAR ENDED DECEMBER 31,                      JUNE 30,
                                                 ------------------------------------------------------   -----------------------
                                                   1996       1997       1998       1999        2000         2000         2001
                                                 --------   --------   --------   --------   ----------   ----------   ----------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales......................................  $ 79,638   $136,132   $261,594   $480,815   $  578,769   $  255,766   $  363,406
Royalty revenue................................    13,454     20,000     27,544     31,650       41,474       22,871       24,420
Development revenue(1).........................     5,000        558      5,283         --           --           --           --
                                                 --------   --------   --------   --------   ----------   ----------   ----------
        Total revenues.........................    98,092    156,690    294,421    512,465      620,243      278,637      387,826
                                                 --------   --------   --------   --------   ----------   ----------   ----------
Gross profit...................................    83,237    115,780    201,488    368,637      448,972      210,676      306,066
Operating income...............................    18,621     59,157    105,111    209,895      184,728       95,922      159,057
Interest income................................     4,296      4,672      7,746     10,507       11,875        7,004        5,579
Interest expense...............................    (1,825)    (3,025)   (14,866)   (55,371)     (36,974)     (24,156)      (5,591)
Other income (expenses), net...................    (3,024)       673      4,016     (3,239)       3,333         (114)       2,944
                                                 --------   --------   --------   --------   ----------   ----------   ----------
Income before income taxes, extraordinary
  item(s) and cumulative effect of change in
  accounting principle.........................    18,068     61,477    102,007    161,792      162,962       78,656      161,989
Income tax expense.............................    12,270     19,608     36,877     61,150       76,332       37,740       60,422
                                                 --------   --------   --------   --------   ----------   ----------   ----------
Income from continuing operations..............     5,798     41,869     65,130    100,642       86,630       40,916      101,567
Income from discontinued operations............     6,621      6,926     18,768         --           --           --           --
                                                 --------   --------   --------   --------   ----------   ----------   ----------
Income before extraordinary item(s) and
  cumulative effect of change in accounting
  principle....................................    12,419     48,795     83,898    100,642       86,630       40,916      101,567
Extraordinary item(s), net of income
  taxes(2).....................................        --         --     (4,411)      (705)     (22,121)      (4,685)          --
                                                 --------   --------   --------   --------   ----------   ----------   ----------
Income before cumulative effect of change in
  accounting principle.........................    12,419     48,795     79,487     99,937       64,509       36,231      101,567
Cumulative effect of change in accounting
  principle(3).................................        --         --         --         --           --           --         (545)
                                                 --------   --------   --------   --------   ----------   ----------   ----------
Net income.....................................  $ 12,419   $ 48,795   $ 79,487   $ 99,937   $   64,509   $   36,231   $  101,022
                                                 ========   ========   ========   ========   ==========   ==========   ==========
Income per common share(4):
Basic:
  Continuing operations........................  $   0.04   $   0.22   $   0.32   $   0.48   $     0.40   $     0.19   $     0.44
  Discontinued operations......................      0.04       0.04       0.09         --           --           --           --
  Extraordinary item(s)........................        --         --      (0.02)        --        (0.10)       (0.02)          --
  Cumulative effect of change in accounting
    principle..................................        --         --         --         --           --           --           --
                                                 --------   --------   --------   --------   ----------   ----------   ----------
                                                 $   0.08   $   0.26   $   0.39   $   0.48   $     0.30   $     0.17   $     0.44
                                                 ========   ========   ========   ========   ==========   ==========   ==========
Diluted:
  Continuing operations........................  $   0.04   $   0.22   $   0.32   $   0.47   $     0.39   $     0.19   $     0.44
  Discontinued operations......................      0.04       0.03       0.09         --           --           --           --
  Extraordinary item(s)........................        --         --      (0.02)        --        (0.10)       (0.02)          --
  Cumulative effect of change in accounting
    principle..................................        --         --         --         --           --           --           --
                                                 --------   --------   --------   --------   ----------   ----------   ----------
                                                 $   0.08   $   0.25   $   0.39   $   0.47   $     0.29   $     0.17   $     0.44
                                                 ========   ========   ========   ========   ==========   ==========   ==========

                                                                               AT DECEMBER 31,
                                                           --------------------------------------------------------   AT JUNE 30,
                                                             1996       1997       1998        1999         2000         2001
                                                           --------   --------   --------   ----------   ----------   -----------
                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.........................................   $ 96,641   $ 98,285   $202,270   $  263,767   $  212,161   $  341,406
Total assets............................................    259,140    358,205    979,130    1,181,806    1,282,395    1,422,774
Total debt..............................................     18,011     56,373    527,797      567,857      100,532      100,263
Shareholders' equity....................................    214,115    265,716    392,165      495,012      987,733    1,109,218

----------------

(1) We developed four Abbreviated New Drug Applications which were filed with the FDA on behalf of Mallinkrodt Inc., predecessor to Tyco International Ltd., for a maximum of $2.5 million each paid upon FDA approval and validation of the process.
(2) Reflects loss on early extinguishment of debt in connection with the repayment of certain debt instruments during 1998, 1999, 2000 and the six months ended June 30, 2000 of $4.4 million (net of taxes of $2.8 million), $705,000 (net of taxes of $445,000), $12.8 million (net of taxes of $7.6 million) and $4.7 million (net of taxes of $2.8 million), respectively. Additionally, reflects losses related to discontinuing Fluogen(R) of $9.4 million (net of taxes of $5.6 million) in 2000.
(3) Reflects the cumulative effect of a change in accounting principle of $545,000 (net of taxes of $325,000) due to the adoption of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," during the first quarter of 2001.
(4) Income per common share reflects the four-for-three stock split declared by our board of directors on June 20, 2001.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of common stock in this offering are estimated to be $669.7 million (not including the exercise of the over-allotment option), after deducting the estimated offering expenses payable by us. The net proceeds of the offering will be used for general corporate purposes. Any proceeds from our concurrent offering of convertible debentures would be used for the same purposes.

     We will not receive any of the proceeds from the sale of shares by the selling shareholders.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The following table sets forth the range of high and low sales prices per share for our common stock as reported on the New York Stock Exchange, where our stock trades under the symbol "KG," for the periods indicated.

                                                                PRICE RANGE OF
                                                                 COMMON STOCK
                                                              ------------------
                                                               HIGH        LOW
                                                              ------      ------
1999:
     First quarter..........................................  $ 9.96      $ 6.46
     Second quarter.........................................   10.88        6.92
     Third quarter..........................................   13.91        8.17
     Fourth quarter.........................................   34.00       10.07
2000:
     First quarter..........................................  $34.37      $14.81
     Second quarter.........................................   34.50       15.75
     Third quarter..........................................   35.44       20.44
     Fourth quarter.........................................   41.63       25.13
2001:
     First quarter..........................................  $39.00      $24.79
     Second quarter.........................................   43.41       27.13
     Third quarter..........................................   46.05       34.25
     Fourth quarter (through October 22, 2001)..............   44.20       40.09

     On October 22, 2001, the closing price of the common stock as reported on the New York Stock Exchange was $44.06. As of September 30, 2001, there were approximately 2,500 holders of record of the common stock.

     We have never paid cash dividends on our common stock. Furthermore, the payment of any dividend or other distribution on any shares of our capital stock is limited by the senior credit facility to an aggregate amount of up to $1.0 million provided that no event of default under the senior credit facility has occurred or is continuing. Assuming removal of this limitation, the payment of cash dividends is subject to the discretion of the board of directors and will be dependent upon many factors, including our earnings, our capital needs, and our general financial condition. We anticipate that for the foreseeable future, we will retain our earnings, if any, in order to finance the expansion and development of our business.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization at June 30, 2001:

     - on an actual basis,

     - as adjusted to give effect to the sale of 16,000,000 shares of our common stock at an assumed public offering price of $44.06 per share and the anticipated application of the net proceeds, and

     - as adjusted to give effect to our concurrent offering of $300,000,000 of convertible debentures pursuant to a private placement and the anticipated application of the net proceeds.

     This table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference into this prospectus supplement. For information on these documents, see the section located elsewhere in this prospectus supplement entitled "Where You Can Find More Information."

                                                                      JUNE 30, 2001
                                                       --------------------------------------------
                                                                  AS ADJUSTED FOR   AS ADJUSTED FOR
                                                        ACTUAL     COMMON STOCK       DEBENTURES
                                                       --------   ---------------   ---------------
                                                                      (IN MILLIONS)
Cash and cash equivalents............................  $  254.1      $  923.8          $1,214.8
                                                       ========      ========          ========
Long-term debt (including current portion):
Senior credit facility...............................        --            --                --
10 3/4% Senior Subordinated Notes due 2009...........  $   96.4      $   96.4          $   96.4
Convertible debentures...............................        --            --             300.0
Other debt...........................................       3.9           3.9               3.9
                                                       --------      --------          --------
          Total debt.................................     100.3         100.3             400.3
                                                       --------      --------          --------
Shareholders' equity.................................   1,109.2       1,778.9           1,778.9
                                                       --------      --------          --------
          Total capitalization.......................  $1,209.5      $1,879.2          $2,179.2
                                                       ========      ========          ========

                              SELLING SHAREHOLDERS

     The selling shareholders are John M. Gregory, Chairman of the Board and Chief Executive Officer of King, and Joseph R. Gregory, Vice Chairman of the Board of King and President of Monarch Pharmaceuticals, Inc., one of our wholly owned subsidiaries. The selling shareholders will receive all of the proceeds from any sales of their common stock and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of these shares. We will pay the expenses of registration of the sale of these shares.

     The table below lists the number of shares of common stock beneficially owned by the selling shareholders as of September 30, 2001, the number of shares offered pursuant to this prospectus supplement and the number of shares the individuals will own after the offering assuming they sell all of the offered shares. The numbers presented under "Number of Shares After Offering" and "Percentage Outstanding Shares" assume that all of the shares held by the selling shareholders and being offered under this prospectus supplement are sold to persons who are not affiliates of the selling shareholder, and that the selling shareholder acquires no additional shares of common stock before the completion of this offering.

                                                 BENEFICIAL
                                                OWNERSHIP OF
                                                COMMON STOCK
                                          ------------------------
                                            NUMBER
                                          OF SHARES    PERCENTAGE                         NUMBER OF     PERCENTAGE
                                           PRIOR TO    OUTSTANDING   NUMBER OF SHARES    SHARES AFTER   OUTSTANDING
SELLING SHAREHOLDERS                       OFFERING     SHARES(1)     OFFERED HEREBY       OFFERING      SHARES(2)
--------------------                      ----------   -----------   -----------------   ------------   -----------
John M. Gregory(2)......................  16,821,986       7.3%          2,250,000        14,571,986        5.9%
Joseph R. Gregory(3)....................   6,999,185       3.1           2,250,000         4,749,185        1.9

-------------------------

 (1) Unless otherwise indicated, beneficial ownership consists of sole voting and investing power based on 229,375,874 shares issued and outstanding as of September 30, 2001.

 (2) Based on 245,375,874 shares issued and outstanding after giving effect to the issuance of 16,000,000 shares in this offering.

 (3) Includes 9,070,554 shares jointly owned with Mr. Gregory's spouse; 2,675,633 shares owned by S.J., LLC, a limited liability company, the primary members of which are Mr. Gregory's children; 4,999,999 shares held in blind trusts and 75,800 shares registered in the name of The Lazarus Foundation, Inc., a private foundation controlled by Mr. Gregory.

 (4) Includes 1,706,082 shares owned through Kingsway L.L.C., a limited liability company, the primary members of which are Mr. Gregory, his spouse and his son; 1,999,999 shares held in blind trusts and 158,331 shares issuable upon the exercise of options.

                                  UNDERWRITING

     Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Banc of America Securities LLC and UBS Warburg LLC are acting as joint book-running managers of the offering and are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting
agreement dated             , 2001, we will sell to the underwriters the number
of shares of common stock set forth opposite each underwriter's name below.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
Credit Suisse First Boston Corporation......................
J.P. Morgan Securities Inc..................................
Banc of America Securities LLC..............................
UBS Warburg LLC.............................................
Goldman, Sachs & Co.........................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Morgan Stanley & Co. Incorporated...........................
Salomon Smith Barney Inc....................................
CIBC World Markets Corp.....................................
First Union Securities, Inc.................................
Gruntal & Co., L.L.C........................................
Prudential Securities Incorporated..........................
SG Cowen Securities Corporation.............................
SunTrust Capital Markets, Inc...............................
                                                              ---------
Total.......................................................
                                                              =========

     First Union Securities, Inc., one of the underwriters, is an indirect, wholly-owned subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional, and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus supplement, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First Union Securities, Inc., which may or may not be participating as a selling dealer in the distribution of the securities offered by this prospectus supplement.

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 3,075,000 additional shares of our common stock at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to
selling group members at that price less a selling concession of $     per
share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we will pay:

                                               UNDERWRITING DISCOUNTS
                                                   AND COMMISSIONS                      EXPENSES
                                           -------------------------------   -------------------------------
                                              WITHOUT            WITH           WITHOUT            WITH
                                           OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                           --------------   --------------   --------------   --------------
Per Share................................
Total....................................

     We have agreed that we, and John M. Gregory, Joseph R. Gregory and Jefferson J. Gregory have agreed that they, will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus supplement, except (1) grants of employee stock options pursuant to a plan outstanding on the date hereof or issuances of common stock pursuant to the exercise of such options, (2) sales or other dispositions of common stock from blind trusts established by John M. Gregory, Joseph R. Gregory and Jefferson J. Gregory, existing on the date hereof, or (3) contributions of up to 300,000 shares of common stock in the aggregate by John
M. Gregory or Joseph R. Gregory to any nonprofit organization that qualifies under Section 501(c)(3) of the Internal Revenue Code.

     We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

     In connection with the offering the underwriters may engage in stabilizing transactions and over-allotment transactions, syndicate covering transactions and penalty bids, in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short positions, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus supplement along with the accompanying prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker dealer, as a selling group member.

     The representatives and some of the underwriters and their affiliates have performed and may in the future perform investment banking, financial advisory and/or lending services for us from time to time, for which they have received customary compensation. Banks affiliated with some of the underwriters participating in this offering are lenders under our credit facility. These lenders received customary fees for their services. We are in compliance with the terms of our credit facility. The decision of the underwriters to distribute our common stock was made independently of the lenders, who had no involvement in determining whether or when to complete this offering or any of the terms of this offering. The underwriters will not receive any benefit from this offering other than the underwriting fee paid by us.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of our common stock offered in this offering will be passed upon for King by Baker, Donelson, Bearman & Caldwell, Johnson City, Tennessee. The underwriters have been represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The audited financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2000, except as they relate to Jones Pharma Incorporated as of December 31, 1999 and for each of the two years in the period ended December 31, 1999, have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to Jones Pharma Incorporated, by Ernst & Young LLP, independent accountants. These financial statements have been so incorporated in reliance on the reports (which contain an explanatory paragraph relating to the restatement of our consolidated financial statements for the year ended December 31, 2000) of these independent accountants given on the authority of these firms as experts in auditing and accounting.

     The financial statements of the Corgard(R), Corzide(R), Delestrogen(R) and Florinef(R) Products of Bristol-Myers Squibb Company as of June 30, 2001 and December 31, 2000 and for the six months then ended and year then ended, respectively, incorporated in this prospectus supplement by reference to Form 8-K/A, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

     The financial statements of the Wyeth-Ayerst Laboratories
Division -- Nordette(R), Bicillin(R) and Wycillin(R) Product Lines of American Home Products Corporation as of December 31, 1999 and for the year then ended incorporated by reference in this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the report of that firm and upon the authority of that firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov."

     The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the sale of all the shares covered by this prospectus supplement and the accompanying prospectus:

     - Our Annual Report on Form 10-K for the year ended December 31, 2000, and as amended on September 20, 2001.

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2001.

     - Our Current Reports on Form 8-K filed:

        - June 30, 2000, as amended September 21, 2000;

        - January 8, 2001;

        - July 23, 2001 (pertaining to our four-for-three stock split); and

        - August 9, 2001, as amended on August 24, 2001 and on October 19, 2001.

     - The description of our capital stock contained in our Registration Statement on Form S-1 (Registration No. 333-38753), filed with the SEC on October 27, 1997.

     You may request a copy of these filings, at no cost, by writing or telephoning:

         King Pharmaceuticals, Inc.
         501 Fifth Street
         Bristol, Tennessee 37620
         Attention: Corporate Affairs Department
         Telephone: (423) 989-8023

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We will not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

Prospectus

                                 $1,300,000,000

                                   OFFERED BY

                           KING PHARMACEUTICALS, INC.

                                  COMMON STOCK

                                PREFERRED STOCK

                                DEBT SECURITIES

                                 DEBT WARRANTS
                           -------------------------
                                4,926,108 SHARES
                                OF COMMON STOCK
                                   OFFERED BY
                              SELLING SHAREHOLDERS
                           -------------------------

     King Pharmaceuticals, Inc. may offer and sell shares of common stock, shares of preferred stock, debt securities and debt warrants. These securities may be offered and sold from time to time for an aggregate offering price of up to $1,300,000,000. The selling shareholders identified on page 48 may sell shares of common stock from time to time in an amount totaling up to $200,000,000. At September 17, 2001, this number of shares would have been 4,926,108. We will not receive any of the proceeds from sales of shares of the common stock by the selling shareholders. We will provide the specific terms and the initial public offering prices of these securities in an accompanying prospectus supplement.

     We and the selling shareholders may sell the securities to or through underwriters and also to other purchasers or through agents. The names of any underwriters or agents will be stated in an accompanying prospectus supplement.

     The common stock is listed on the New York Stock Exchange under the symbol "KG".

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN THE SECURITIES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 25, 2001.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
About This Prospectus.................     2
Where You Can Find More Information...     2
Summary...............................     4
Risk Factors..........................     6
A Warning About Forward-Looking
  Statements..........................    21
Recent Developments...................    22
Selected Consolidated Financial
  Data................................    25
Ratio of Earnings to Fixed Charges....    26
Use of Proceeds.......................    27
Legal Ownership.......................    27

                                        PAGE
                                        ----
Description of Capital Stock..........    29
Description of Debt Securities We May
  Offer...............................    34
Description of Debt Warrants We May
  Offer...............................    44
Description of Preferred Stock We May
  Offer...............................    47
Selling Shareholders..................    48
Plan of Distribution..................    49
Legal Matters.........................    49
Experts...............................    50

                           -------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, which we refer to in this document as the "SEC," using a shelf registration process. Under this process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total of $1,300,000,000 and the selling shareholders may sell shares of common stock in an amount totaling up to $200,000,000. At September 17, 2001, this number of shares of common stock would have been 4,926,108.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may add to or update other information contained in this prospectus. You should read both this prospectus and the accompanying prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov".

     The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the securities covered by this prospectus:

     - Our Annual Report on Form 10-K for the year ended December 31, 2000, and as amended on September 20, 2001.

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001.

     - Our Current Reports on Form 8-K filed

        - June 30, 2000, as amended on September 21, 2000;

        - January 8, 2001; and

        - August 9, 2001, as amended on August 24, 2001.

     - The description of our capital stock contained in our Registration Statement on Form S-1 (Registration No. 333-38753), filed with the SEC on October 27, 1997

     You may request a copy of these filings, at no cost, by writing or telephoning:

         King Pharmaceuticals, Inc.
         501 Fifth Street
         Bristol, Tennessee 37620
         Attention: Corporate Affairs Department
         Telephone: 423.989.8023

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We will not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                    SUMMARY

     This summary highlights what we believe to be the most important information about the company and the offering. Because this is a summary, it does not contain all the information that may be important to you. To understand our business and this offering fully, you should read the entire prospectus carefully, including the Risk Factors section beginning on page 6, the documents incorporated by reference into this prospectus and the prospectus supplement relating to the securities that you propose to buy, especially any description of investment risks that we may include in the prospectus supplement. Unless the context otherwise indicates, references in this prospectus to "we," "us," "our" and "King" refer to King Pharmaceuticals, Inc. and its direct and indirect subsidiaries.

                                   WHO WE ARE

     King is a vertically integrated pharmaceutical company that manufactures, markets and sells primarily branded prescription pharmaceutical products. By "vertically integrated," we mean that we have the capabilities of a major pharmaceutical company, including:

     - sales and marketing,

     - manufacturing,

     - packaging,

     - distribution,

     - quality control and assurance,

     - regulatory affairs, and

     - research and development.

Through a national sales force of approximately 520 representatives and marketing alliances, we market our branded pharmaceutical products to general/family practitioners, internal medicine physicians, cardiologists, endocrinologists, pediatricians, obstetrician/gynecologists and hospitals across the United States and in Puerto Rico.

     Our primary business strategy is to acquire established branded pharmaceutical products and to increase their sales through focused marketing and promotion and product life cycle management. By "product life cycle management," we mean the extension of the life of a product, including seeking and gaining all necessary related governmental approvals, by such means as:

     - securing U.S. Food and Drug Administration approved new label indications,

     - developing and producing different strengths,

     - producing different package sizes,

     - developing new dosages, and

     - developing new product formulations.

     We acquire branded products from larger pharmaceutical companies. These companies sell products for various reasons including limiting their costs or eliminating duplicate products.

We also seek attractive company acquisitions which add products or products in development, technologies or sales and marketing capabilities to our key therapeutic areas.

                         THE SECURITIES WE ARE OFFERING

     We may offer any of the following securities from time to time:

     - common stock

     - preferred stock

     - debt securities

     - debt warrants

     The selling shareholders may offer common stock from time to time. This prospectus describes the general terms that may apply to the securities; the specific terms of any particular securities that we may offer will be described in a separate supplement to this prospectus.

                                  RISK FACTORS

     Investing in our securities involves risks. You should carefully consider all of the information in this prospectus. In particular, you should evaluate the specific risk factors set forth under "Risk Factors" beginning on page 6 for a discussion of certain risks involved with an investment in the offering.

                                  OUR ADDRESS

     King Pharmaceuticals, Inc. was incorporated in the State of Tennessee in 1993. Our principal executive offices are located at 501 Fifth Street, Bristol, Tennessee 37620. Our telephone number is (423) 989-8000 and our facsimile number is (423) 274-8677.

                                  RISK FACTORS

     Before you purchase our securities, you should carefully consider the risks described below and the other information contained in this prospectus, including our financial statements and related notes. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the adverse events described in this "Risk Factors" section actually occurs, our business, results of operations and financial condition could be materially adversely affected, the trading price, if any, of our securities could decline and you might lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

IF SALES OF OUR MAJOR PRODUCTS OR ROYALTY PAYMENTS TO US DECREASE, OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

     Altace(R) accounted for approximately 32% of our net sales for the six months ended June 30, 2001, and Altace(R), Lorabid(R), Levoxyl(R), Thrombin-JMI(R), and royalty revenues collectively accounted for approximately 61% of our net sales during the same period. We believe that sales of these products will continue to constitute a significant portion of our total revenues for the foreseeable future. Accordingly, any factor adversely affecting sales of any of these products or products for which we receive royalty payments could have a material adverse effect on our business, financial condition, results of operations and cash flows.

WE MAY NOT ACHIEVE OUR INTENDED BENEFITS FROM THE MARKETING ALLIANCE WITH AMERICAN HOME PRODUCTS CORPORATION FOR THE PROMOTION OF ALTACE(R).

     We entered into a marketing alliance with American Home Products Corporation for Altace(R). We call this marketing alliance the "Co-Promotion Agreement." We entered into this alliance partially because we believed a larger pharmaceutical company with more sales representatives and, in our opinion, with substantial experience in the promotion of pharmaceutical products to physicians would significantly increase the sales revenue potential of Altace(R). By efficiently co-marketing the new indications for Altace(R) which were approved by the U.S. Food and Drug Administration, which we refer to in this prospectus as the "FDA," on October 4, 2000, we intend to increase the demand for the product. In the agreement, both of us have incentives to maximize the sales and profits of Altace(R) and to optimize the marketing of the product by coordinating our promotional activities.

     Under the Co-Promotion Agreement, American Home Products and we agreed to establish an annual budget of marketing expenses to cover, among other things, direct-to-consumer advertising, such as television advertisements and advertisements in popular magazines and professional journals. One of the goals of the direct-to-consumer advertising campaign is to encourage the targeted audience to ask their own physicians about Altace(R) and whether it might be of benefit for them. The direct-to-consumer campaign may not be effective in achieving this goal. Furthermore, the direct-to-consumer advertising campaign has not yet begun and the date for its launch is yet to be determined. Physicians may not prescribe Altace(R) for their patients to the extent we might otherwise hope if patients for whom Altace(R) is indicated do not ask their physicians about Altace(R).

     It is possible that we or American Home Products or both of us will not be successful in effectively promoting Altace(R) or in optimizing its sales. The content of agreed-upon promotional messages for Altace(R) may not sufficiently convey the merits of Altace(R) and may not be successful in convincing physicians to prescribe Altace(R) instead of other angiotensin converting enzyme, or "ACE," inhibitors or competing therapies. The targets for sales force staffing, the number and frequency of details to physicians and the physicians who are called upon may be inadequate to realize our expectations for the revenues from Altace(R). Neither we nor American Home Products may be able to overcome the perception by physicians of a class effect, which we discuss below. Further, developments in technologies, the introduction of other products or new therapies may make it more attractive for American Home Products to concentrate on the promotion of a product or products other than Altace(R) or to lessen its emphasis on the marketing of Altace(R). Our strategic decisions in dealing with managed health care organizations may not prove to be correct and we could consequently lose sales in this market to competing ACE inhibitor products or alternative therapies. If any of these situations occurred, they could have a material adverse effect on our business, financial condition, results of operations and cash flows.

IF OUR BRISTOL FACILITY IS NOT QUALIFIED AS A MANUFACTURING AND PACKAGING SITE FOR ALTACE(R) OR IF THERE IS AN INTERRUPTION IN THE SUPPLY OF RAW MATERIAL FOR ALTACE(R), THE DISTRIBUTION, MARKETING AND SUBSEQUENT SALES OF THE PRODUCT COULD BE ADVERSELY AFFECTED.

     We are currently working to qualify our Bristol facility as a manufacturing and packaging site for Altace(R). While Aventis Pharmaceuticals, Inc. (USA), successor to Hoechst Marion Roussel, Inc. from which we purchased Altace(R), will remain as a supplier of the finished Altace(R) product to us, we intend our Bristol facility to ultimately be the primary source for the manufacture and packaging of Altace(R) for us. If we are unable to secure the approval of our Bristol facility as a manufacturing and packaging site or do not do so in a timely manner, we may not be able to meet the anticipated demand for Altace(R). While Aventis (USA) will remain an alternative or back-up supplier of Altace(R), if we encounter delays or difficulties with the approval of our Bristol facility as a site for the manufacture and packaging of Altace(R), the distribution, marketing and subsequent sales of Altace(R) nonetheless could be adversely affected. If we are delayed or unsuccessful in securing approval of the Bristol facility as a supplier, we might not be able to make alternative supply arrangements for additional amounts of the finished product at commercially reasonable rates, if at all.

     When we have qualified our Bristol facility as a manufacturing and packaging site for Altace(R), Aventis Pharma Deutscheland GmbH (Germany) will continue to be our single supplier of ramipril, the active ingredient in Altace(R). Because the manufacture of ramipril is a patented process, we cannot secure the raw material from another source. Aventis (USA) currently manufactures and packages Altace(R) for us for sales in the United States and for itself for distribution outside of the United States. Any interruptions or delays in receiving the finished product or raw material used for the future production of Altace(R) could have a material adverse effect on our business, financial condition, results of operations and cash flows. We have entered into a supply agreement with Aventis (Germany) and we believe that it adequately protects our supply of raw material, but there can be no guarantee that there will not be interruptions or delays in the supply of the raw material.

SALES OF ALTACE(R) MAY BE AFFECTED BY THE PERCEPTION OF A CLASS EFFECT, AND ALTACE(R) AND OUR OTHER PRODUCTS MAY BE SUBJECT TO VARIOUS SOURCES OF COMPETITION FROM ALTERNATE THERAPIES.

     Although the FDA has approved new indications for Altace(R), we may be unable to meet investors' expectations regarding sales of Altace(R) due to a perceived class effect or the inability to market Altace(R)'s new uses and indications effectively.

     All prescription drugs currently marketed by pharmaceutical companies may be grouped into existing drug classes, but the criteria for inclusion vary from class to class. For some classes, specific biochemical properties may be the defining characteristic. For example, Altace(R) (ramipril) is a member of a class of products known as ACE inhibitors because ramipril is one of several chemicals that inhibits the production of enzymes that convert angiotensin, which could otherwise lead to hypertension.

     When one drug from a class is demonstrated to have a particularly beneficial or previously undemonstrated effect (e.g., the benefit of Altace(R) as shown by the Heart Outcomes Prevention Evaluation, which we refer to as the "HOPE trial"), marketers of other drugs in the same class (for example, other ACE inhibitors) will represent that their products offer the same benefit simply by virtue of membership in the same drug class. Consequently, other companies with ACE inhibitors that compete with Altace(R) will represent that their products are equivalent to Altace(R). By doing so, these companies will represent that their products offer the same efficacious results demonstrated by the HOPE trial. Regulatory agencies do not decide whether products within a class are quantitatively equivalent in terms of efficacy or safety. Because comparative data among products in the same drug class are rare, marketing forces often dictate a physician's decision to use one ACE inhibitor over another. We may not be able to overcome other companies' representations that their ACE inhibitors will offer the same benefits as Altace(R) as demonstrated by the HOPE trial. As a result, sales of Altace(R) may suffer from the perception of a class effect.

     Currently, there is no generic form of Altace(R) available. That is, there is no product that has the same active ingredient as Altace(R). Although no generic substitute for Altace(R) has been approved by the FDA, there are other ACE inhibitors whose patents have expired or will expire in the next few years and there are generic forms of other ACE inhibitors. Also, there are different therapeutic agents that may be used to treat certain conditions treated by Altace(R). For example, the group of products known as beta-blockers, calcium channel blockers and diuretics, may be prescribed to treat certain conditions that Altace(R) is used to treat. New ACE inhibitors, increased sales of generic forms of other ACE inhibitors or of other therapeutic agents that compete with Altace(R) may adversely affect the sales of Altace(R).

OUR MARKETING ALLIANCE WITH AMERICAN HOME PRODUCTS FOR ALTACE(R) COULD BE TERMINATED BEFORE WE REALIZE ALL OF THE BENEFITS OF THE AGREEMENT OR IT COULD BE ASSIGNED TO ANOTHER COMPANY BY AMERICAN HOME PRODUCTS OR AMERICAN HOME PRODUCTS COULD MARKET A COMPETING PRODUCT.

     Our exclusive Co-Promotion Agreement for Altace(R) with Wyeth-Ayerst Laboratories, a division of American Home Products Corporation, could be terminated before we realize all of the benefits of the agreement. American Home Products and we each have the right to terminate the agreement if annualized net sales of Altace(R) have not reached $300.0 million by October 4, 2003. There are other reasons why either American Home Products or we could terminate the Co-Promotion Agreement. If the Co-Promotion Agreement is terminated for any reason, we may not realize increased sales which we believe may result from the expanded promotion of Altace(R). If we must unwind our marketing alliance efforts because of the reasons mentioned above, there may be a material adverse effect on the sales of Altace(R).

     If another company were to acquire, directly or indirectly, over 50% of the combined voting power of American Home Products' voting securities or more than half of its total assets, then American Home Products could assign its rights and obligations under the Altace(R) Co-Promotion Agreement to a successor without our prior consent. However, a successor would be required to first assume in writing the obligations of American Home Products under the Co-Promotion Agreement before the rights of American Home Products were assigned to it. Another party might not market Altace(R) as effectively or efficiently as American Home Products did. Also, a company which acquires American Home Products might not place as much emphasis on the Co-Promotion Agreement, might expend fewer marketing resources, such as a fewer number of sales representatives, than American Home Products did, or might have less experience or expertise in marketing pharmaceutical products to physicians. In any of these cases, there may be a material adverse effect on the sales of Altace(R).

     When feasible, American Home Products must give us six months' written notice of its intent to sell, market or distribute any product competitive with Altace(R). Under the Co-Promotion Agreement, a product competes with Altace(R) if it is an ACE inhibitor, an angiotensin II receptor blocker, which we refer to as an "ARB," or an ACE inhibitor or ARB in combination with other cardiovascular agents in a single product. However, an ARB alone or in combination with other cardiovascular agents competes with Altace(R) only if the level of promotional effort used by American Home Products for the ARB is greater than 50% of that applied to Altace(R). A product would not compete with Altace(R) if in the last 12 months it had net sales of less than $100.0 million or 15% of net sales of Altace(R), whichever was higher. Also, a product would not compete with Altace(R) under the Co-Promotion Agreement if the product were acquired by American Home Products through a merger with or acquisition by a third party and the product was no longer actively promoted by American Home Products or its successor through detailing the product to physicians.

     Once we have been notified in writing of American Home Products' intent to market, sell or distribute a competing product, then American Home Products has 90 days to inform us as to whether it intends to divest its interest in the competing product. If American Home Products elects to divest the competing product, it must try to identify a purchaser and to enter into a definitive agreement with the purchaser as soon as practicable. If American Home Products elects not to divest the competing product or fails to divest the product within one year of providing notice to us of its plan to divest the competing product, then both of us must attempt to establish acceptable terms under which we would together market the competing product for the remaining term of our Altace(R) Co-Promotion Agreement. Alternatively, American Home Products and we could agree upon another commercial relationship, such as royalties payable to us for the sale of the competing product, or we could agree to adjust the promotion fee we pay to American Home Products for the its marketing of Altace(R). If American Home Products and we are unable to establish acceptable terms under any of these options, then we have the option at our sole discretion to reacquire all the marketing rights to Altace(R) and terminate the Co-Promotion Agreement upon 180 days' prior written notice to American Home Products. In the event we decided to reacquire all the marketing rights to Altace(R) we would be obligated to pay American Home Products an amount of cash equal to twice the net sales of Altace(R) in the United States for the 12 month period preceding the reacquisition. Such a decision could have a material effect on our business, financial condition, the results of our operations and cash flows.

OUR SALES OF LEVOXYL(R) COULD BE AFFECTED BY FUTURE ACTIONS OF THE FDA AND BY UNCERTAINTY IN THE LEVOTHYROXINE SODIUM PRODUCT MARKET.

     On August 14, 1997, the FDA announced in the Federal Register (62 FR 43535) that orally administered levothyroxine sodium drug products are new drugs. The notice stated that manufacturers who wish to continue to market these products must submit applications as required by the Food, Drug and Cosmetic Act, or "FDC Act," as it is generally known, by August 14, 2000. On April 26, 2000, the FDA issued a second Federal Register notice extending the deadline for filing these applications until August 14, 2001.

     On May 25, 2001, the FDA approved our previously filed New Drug Application for Levoxyl(R), our levothyroxine sodium drug product. It is possible that other manufacturers of levothyroxine sodium drug products have filed or will file other New Drug Applications for their levothyroxine sodium products. Jerome Stevens, Inc. has also received approval for its levothyroxine sodium product Unithroid. After August 14, 2001, the FDA will refuse to accept a New Drug Application for a levothyroxine sodium drug product that is pharmaceutically equivalent to an approved product. However, the treatment of applications which are submitted prior to August 14, 2001, but not approved by August 14, 2001 is uncertain. The FDA has stated it will continue to review these applications. Other manufacturers who wish to submit an application for an equivalent product after August 14, 2001 must submit an Abbreviated New Drug Application. Also, since the Jerome Stevens product has been approved, a manufacturer could submit an Abbreviated New Drug Application demonstrating in vivo bioequivalence (in other words, the two products produce identical effects on the body) to the Jerome Stevens product. If the FDA were to determine that another levothyroxine sodium product is bioequivalent to Levoxyl(R), generic substitution for Levoxyl(R) may become possible which could result in a decrease in sales of our product Levoxyl(R).

WE CANNOT ASSURE YOU THAT SALES OF LORABID(R) WILL INCREASE IN THE FUTURE. IF SALES DO NOT INCREASE, THERE MAY BE A MATERIAL ADVERSE EFFECT UPON OUR RESULTS OF OPERATIONS.

     Prior to our acquisition of Lorabid(R), sales of that product were on the decline because we believe that the prior owner was not actively promoting the product. Increased sales of Lorabid(R) depend upon effective marketing to physicians which leads them to write prescriptions for our product. Since the antibiotic market is very competitive, we cannot assure you that sales of Lorabid(R) will increase in the future. If Lorabid(R) sales do not increase or if they decrease, there may be a material adverse effect upon our results of operations and cash flow.

IF WE CANNOT IMPLEMENT OUR STRATEGY TO GROW OUR BUSINESS THROUGH INCREASED SALES AND ACQUISITIONS, OUR COMPETITIVE POSITION IN THE PHARMACEUTICAL INDUSTRY MAY SUFFER.

     We have historically increased our sales and net income through strategic acquisitions and related internal growth initiatives intended to develop marketing opportunities with respect to acquired product lines. Our strategy is focused on increasing sales and enhancing our competitive standing through acquisitions that complement our business and enable us to promote and sell new products through existing marketing and distribution channels. Moreover, since we engage in limited proprietary research activity with respect to product development, we rely heavily on purchasing product lines from other companies.

     Other companies, many of which have substantially greater financial, marketing and sales resources than we do, may compete with us for the acquisition of products or companies. We may not be able to acquire rights to additional products or companies on acceptable terms, if at all, or be able to obtain future financing for acquisitions on acceptable terms, if at all. The inability to effect acquisitions of additional branded products could limit the overall growth of our business. Furthermore, even if we obtain rights to a pharmaceutical product or acquire a company, we may not be able to generate sales sufficient to create a profit or otherwise avoid a loss. For example, our marketing strategy, distribution channels and levels of competition with respect to acquired products may be different than those of our current products, limiting our ability to compete favorably in those product categories.

IF WE CANNOT INTEGRATE THE BUSINESS OF COMPANIES OR PRODUCTS WE ACQUIRE, OUR BUSINESS MAY SUFFER.

     We anticipate that the integration of newly acquired companies and products into our business will require significant management attention and expansion of our sales force. In order to manage our acquisitions effectively, we must maintain adequate operational, financial and management information systems and motivate and effectively manage an increasing number of employees. Our recent acquisitions, including the acquisition of Jones Pharma Incorporated, have significantly expanded our product offerings, operations and number of employees. Our future success will also depend in part on our ability to retain or hire qualified employees to operate our expanding facilities efficiently in accordance with applicable regulatory standards. If we cannot integrate our acquisitions successfully, these changes and acquisitions could have a material adverse effect on our business, financial condition, results of operations and cash flows.

IF WE ARE NOT ABLE TO DEVELOP OR LICENSE NEW PRODUCTS, OUR BUSINESS MAY SUFFER.

     We compete with other pharmaceutical companies, including large pharmaceutical companies with financial resources and capabilities substantially greater than ours, in the development and licensing of new products. We cannot assure you that we will be able to

     - engage in product life cycle management to develop new indications and line extensions for existing and acquired products;

     - develop, license or successfully commercialize new products on a timely basis or at all; or

     - develop or license new products in a cost effective manner.

For example, we are

     - engaged in the development of Binodisine (MRE0470), a myocardial pharmacologic stress imaging agent;

     - under a licensing agreement with Novavax developing recombinant human papillomavirus (HPV) virus-like particle (VLP) vaccines; and

     - under an exclusive license with Novavax we anticipate promoting, marketing, distributing and selling Estrasorb(TM), a topical transdermal estrogen replacement therapy, and Androsorb(TM), a topical testosterone replacement therapy for testosterone deficient women, upon their approval by the FDA.

     However, we cannot assure you that we will be successful in any or all of these projects.

Further, other companies may license or develop products or may acquire technologies for the development of products that are the same as or similar to the products we have in development or that we license. Because there is rapid technological change in the industry and because many other companies may have more financial resources than we do, other companies may

     - develop or license their products more rapidly than we can,

     - complete any applicable regulatory approval process sooner than we can,

     - market or license their products before we can market or license our products, or

     - offer their newly developed or licensed products at prices lower than our prices,

and thereby have a negative impact on the sales of our newly developed or licensed products. Technological developments or the FDA's approval of new therapeutic indications for existing products may make our existing products or those products we are licensing or developing obsolete or may make them more difficult to market successfully, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

WE DO NOT HAVE PROPRIETARY PROTECTION FOR MOST OF OUR BRANDED PHARMACEUTICAL PRODUCTS, AND OUR SALES COULD SUFFER FROM COMPETITION BY GENERIC SUBSTITUTES.

     Although most of our revenue is generated by products not subject to competition from generic products, there is no proprietary protection for most of our branded pharmaceutical products, and generic substitutes for most of these products are sold by other pharmaceutical companies. In addition, governmental and other pressure to reduce pharmaceutical costs may result in physicians prescribing products for which there are generic substitutes. Increased competition from the sale of generic pharmaceutical products may cause a decrease in revenue from our branded products and could have a material adverse effect on our business, financial condition and results of operations. For example, Tapazole(R), with net sales of $26.5 million in 1999, began to face generic competition in 2000 and had net sales of $29.0 million in 2000 although net sales declined in the last six months of 2000. In addition, our branded products for which there is no generic form available may face competition from different therapeutic agents used for the same indications for which our branded products are used.

THIRD PARTIES MANUFACTURE OR SUPPLY MATERIALS FOR MANY OF OUR PRODUCTS, AND ANY DELAYS OR DIFFICULTIES EXPERIENCED BY THEM MAY REDUCE OUR PROFIT MARGINS AND REVENUES OR HARM OUR REPUTATION.

     Many of our product lines, including Altace(R), Lorabid(R) and Cortisporin(R), are currently manufactured by third parties. Our dependence upon third parties for the manufacture of our products may adversely impact our profit margins or may result in unforeseen delays or other problems beyond our control. If for any reason we are unable to obtain or retain third-party manufacturers on commercially acceptable terms, we may not be able to distribute our products as planned. If we encounter delays or difficulties with contract manufacturers in producing or packaging our products, the distribution, marketing and subsequent sales of these products would be adversely affected, and we may have to seek alternative sources of supply or abandon or sell product lines on unsatisfactory terms. We might not be able to enter into alternative supply arrangements at commercially acceptable rates, if at all. We also cannot assure you that the manufacturers we utilize will be able to provide us with sufficient quantities of our products or that the products supplied to us will meet our specifications.

     We require a supply of quality raw materials and components to manufacture and package pharmaceutical products for us and for third parties with which we have contracted. Generally, we have not had difficulty obtaining raw materials and components from suppliers in the past. Currently, we rely on over 500 suppliers to deliver the necessary raw materials and components. We have no reason to believe that we will be unable to procure adequate supplies of raw materials and components on a timely basis. However, if we are unable to obtain sufficient quantities of any of the raw materials or components required to produce and package our products, we may not be able to distribute our products as planned. In this case, our business, financial condition and results of operations could be materially and adversely affected.

OUR PARKEDALE FACILITY HAS BEEN THE SUBJECT OF FDA CONCERNS. IF WE CANNOT ADEQUATELY ADDRESS THE FDA'S CONCERNS, WE MAY BE UNABLE TO OPERATE THE PARKEDALE FACILITY AND, ACCORDINGLY, OUR BUSINESS MAY SUFFER.

     Our Parkedale facility, located in Rochester, Michigan, manufactures both drug and biological pharmaceutical products. Prior to our acquisition of the Parkedale facility in February 1998, it was one of six Pfizer facilities subject to a consent decree issued by the U.S. District Court of New Jersey in August 1993 as a result of FDA concerns about compliance issues within Pfizer facilities in the period before the decree was entered.

     The Parkedale facility was inspected by the FDA in February 2001. When an FDA inspector completes an authorized inspection of a manufacturing facility, the FDC Act mandates that the inspector give to the owner/operator of the facility a written report listing the inspector's observations of objectionable conditions and practices. This written report is known as an "FDA Form 483" or simply as a "483." The observations in a 483 are reported to the manufacturer in order to assist the manufacturer in complying with the FDC Act and the regulations enforced by the FDA. Often a pharmaceutical manufacturer receives a 483 after an inspection and our Parkedale facility received a 483 following the February 2001 inspection. While no law or regulation requires us to respond to a 483 we have submitted a written response detailing our plan of action with respect to each of the observations made on the February 483 and our commitment to correct the objectionable practice or condition. The risk to us of a 483, if left uncorrected, could include, among other things, the imposition of civil monetary penalties, the commencement of actions to seize or prohibit the sale of unapproved or non-complying products, or the cessation of manufacturing operations at the Parkedale facility that are not in compliance with current Good Manufacturing Practices, generally known as "cGMP." While we believe the receipt of the 483 will not have a material adverse effect on our business, financial condition, results of operation and cash flows, we cannot assure you that future inspections may not result in adverse regulatory actions. The 483 from February 2001 does not require us to delay or discontinue the production of any products made at the Parkedale facility.

AN INCREASE IN PRODUCT LIABILITY CLAIMS, PRODUCT RECALLS OR PRODUCT RETURNS COULD HARM OUR BUSINESS.

     We face an inherent business risk of exposure to product liability claims in the event that the use of our technologies or products are alleged to have resulted in adverse effects. These risks will exist for those products in clinical development and with respect to those products that receive regulatory approval for commercial sale. While we have taken, and will continue to take, what we believe are appropriate precautions, we may not be able to avoid significant product liability exposure. We currently have product liability insurance in the amount of $75.0 million for aggregate annual claims with a $50,000 deductible per incident and a $500,000 aggregate annual deductible; however, we cannot assure you that the level or breadth of any insurance coverage will be sufficient to cover fully all potential claims. Also, adequate insurance coverage might not be available in the future at acceptable costs, if at all.

     Product recalls may be issued at our discretion, at the discretion of the FDA, or at the discretion of other government agencies or other companies having regulatory authority for pharmaceutical product sales. From time to time, we may recall products for various reasons. To date, however, these recalls have not been significant and have not had a material adverse effect on our business, financial condition, results of operations and cash flows. However, we cannot assure you that the number and significance of recalls will not increase in the future.

     Although product returns were approximately 2.4% of gross sales for the year ended December 31, 2000, we cannot assure you that actual levels of returns will not increase or significantly exceed the amounts we have anticipated.

OUR WHOLLY OWNED SUBSIDIARY, JONES PHARMA, IS A DEFENDANT IN LITIGATION WHICH IS CURRENTLY BEING HANDLED BY ITS INSURANCE CARRIERS. SHOULD THIS COVERAGE BE INADEQUATE OR SUBSEQUENTLY DENIED OR WERE WE TO LOSE SOME OF THESE LAWSUITS, OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

     Our wholly owned subsidiary, Jones Pharma, is a defendant in more than 1,800 multi-defendant lawsuits involving the manufacture and sale of dexfenfluramine, fenfluramine and phentermine, which is usually referred to as "fen/phen." In 1996 Jones acted as a distributor of Obenix(R), a branded phentermine product. Jones also distributed a generic phentermine product. Jones believes that its phentermine products have been identified in less than 100 of the foregoing cases. The plaintiffs in these cases claim injury as a result of ingesting a combination of these weight-loss drugs. They seek compensatory and punitive damages as well as medical care and court-supervised medical monitoring. The plaintiffs claim liability based on a variety of theories including but not limited to, product liability, strict liability, negligence, breach of warranties and misrepresentation. These suits are filed in various jurisdictions throughout the United States, and in each of these suits Jones is one of many defendants, including manufacturers and other distributors of these drugs. Jones denies any liability incident to the distribution of its phentermine product and intends to pursue all defenses available to it. Jones has tendered defense of these lawsuits to its insurance carriers for handling and they are currently defending Jones in these suits. In the event that insurance coverage is inadequate to satisfy any resulting liability, Jones will have to resume defense of these lawsuits and be responsible for the damages, if any, that are awarded against it.

SALES OF THROMBIN-JMI(R) MAY BE AFFECTED BY THE PERCEPTION OF RISKS ASSOCIATED WITH SOME OF THE RAW MATERIALS USED IN ITS MANUFACTURE.

     The source material for our product Thrombin-JMI(R) comes from bovine plasma and lung tissue. Bovine-sourced materials from outside the United States may be of some concern because of potential transmission of Bovine Spongiform Encephalopathy, or BSE. However, we have taken precautions to minimize the risks of contamination from BSE in our source materials including, primarily, the use of bovine materials only from FDA-approved sources in the United States. Although no BSE has been documented in the United States, the United States is considered a Category II BSE-risk country, meaning that the United States is probably BSE-free but has some history of importing cattle from the United Kingdom.

     We receive the bovine raw materials from a single vendor and any interruption or delay in the supply of that material could adversely affect the sales of Thrombin-JMI(R). In addition to other actions taken by us and our vendor to minimize the risk of BSE, we are developing steps to further purify the material of other contaminants. While we believe that our procedures and those of our vendor for the supply, testing and handling of the bovine material comply with all federal, state, and local regulations, we cannot eliminate the risk of contamination or injury from these materials. We will continue surveillance of the source and believe that the risk of BSE-contamination in the source materials for Thrombin-JMI(R) is very low. There are high levels of global public concern about BSE. Physicians could determine not to administer Thrombin-JMI(R) because of the perceived risk which could adversely affect our sales of the product. Any injuries resulting from BSE contamination could expose us to extensive liability. Also there is currently no alternative to the bovine-sourced materials for Thrombin-JMI(R). If BSE spreads to the United States, the manufacture and sale of Thrombin-JMI(R) and our business, financial condition and results of operations could be materially and adversely affected.

THE LOSS OF OUR KEY PERSONNEL COULD HARM OUR BUSINESS.

     We are highly dependent on the principal members of our management staff, the loss of whose services might impede the achievement of our acquisition and development objectives. Although we believe that we are adequately staffed in key positions and that we will be successful in retaining skilled and experienced management, operational, scientific and development personnel, we cannot assure you that we will be able to attract and retain key personnel on acceptable terms. The loss of the services of key personnel could have a material adverse effect on us, especially in light of our recent growth. We do not maintain key-person life insurance on any of our employees. In addition, we do not have employment agreements with any of our key employees.

IF WE ARE UNABLE TO SECURE OR ENFORCE PATENT RIGHTS, TRADEMARKS, TRADE SECRETS OR OTHER INTELLECTUAL PROPERTY, OUR BUSINESS COULD BE HARMED.

     We may not be successful in securing or maintaining proprietary patent protection for products we develop or technologies we license. In addition, our competitors may develop products similar to ours using methods and technologies that are beyond the scope of our intellectual property protection, which could reduce our sales. The validity of patents can be subject to expensive litigation. We can give you no assurance that our patents will not be challenged. Competitors may be able to develop similar or competitive products outside the scope of our patents which could have a material adverse effect on sales of our products or the amounts of royalty revenues we receive.

     We also rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation, where patent protection is not believed to be appropriate or attainable, in order to maintain our competitive position. We cannot assure you that others will not independently develop substantially equivalent proprietary technology and techniques or otherwise gain access to our trade secrets or disclose the technology, or that we can adequately protect our trade secrets.

OUR SHAREHOLDER RIGHTS PLAN AND BYLAWS DISCOURAGE UNSOLICITED TAKEOVER PROPOSALS AND COULD ENTRENCH CURRENT MANAGEMENT AND PREVENT SHAREHOLDERS FROM REALIZING A PREMIUM ON THEIR COMMON STOCK.

     We have a shareholder rights plan that may have the effect of discouraging unsolicited takeover proposals, thereby entrenching current management and possibly depressing the market price of our common stock. The rights issued under the shareholder rights plan would cause substantial dilution to a person or group which attempts to acquire us on terms not approved in advance by our board of directors. In addition, our charter and bylaws contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include:

     - a classified board of directors,

     - the ability of the board of directors to designate the terms of and issue new series of preferred stock,

     - advance notice requirements for nominations for election to the board of directors, and

     - special voting requirements for the amendment of our charter and bylaws.

We are also subject to anti-takeover provisions under Tennessee laws, each of which could delay or prevent a change of control. Together these provisions and the rights plan may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for common stock.

RISKS RELATED TO OUR INDUSTRY

FAILURE TO COMPLY WITH GOVERNMENT REGULATIONS COULD AFFECT OUR ABILITY TO OPERATE OUR BUSINESS.

     Virtually all aspects of our activities are regulated by federal and state statutes and government agencies. The manufacturing, processing, formulation, packaging, labeling, distribution and advertising of our products, and disposal of waste products arising from these activities, are subject to regulation by one or more federal agencies, including the FDA, the Drug Enforcement Administration, or "DEA," the Federal Trade Commission, the Consumer Product Safety Commission, the U.S. Department of Agriculture, the Occupational Safety and Health Administration and the Environmental Protection Agency, or "EPA," as well as by foreign governments in countries where we distribute some of our products.

     Noncompliance with applicable FDA policies or requirements could subject us to enforcement actions, such as suspensions of manufacturing or distribution, seizure of products, product recalls, fines, criminal penalties, injunctions, failure to approve pending drug product applications or withdrawal of product marketing approvals. Similar civil or criminal penalties could be imposed by other government agencies, such as the DEA, the EPA or various agencies of the states and localities in which our products are manufactured, sold or distributed and could have ramifications for our contracts with government agencies such as the Veteran's Administration or the Department of Defense. These enforcement actions could have a material adverse effect on our business, financial condition and results of operations.

     All manufacturers of human pharmaceutical products are subject to regulation by the FDA under the authority of the FDC Act or the Public Health Service Act, which we refer to as the "PHS Act," or both. New drugs, as defined in the FDC Act, and new human biological drugs, as defined in the PHS Act, must be the subject of an FDA-approved new drug or biologic license application before they may be marketed in the United States. Some prescription and other drugs are not the subject of an approved marketing application but, rather, are marketed subject to the FDA's regulatory discretion and/or enforcement policies. Any change in the FDA's enforcement discretion and/or policies could have a material adverse effect on our business, financial condition and results of operations.

     We manufacture some pharmaceutical products containing controlled substances and, therefore, are also subject to statutes and regulations enforced by the DEA and similar state agencies which impose security, record keeping, reporting and personnel requirements on us. Additionally, we manufacture biological drug products for human use and are subject to regulatory burdens as a result of these aspects of our business. There are additional FDA and other regulatory policies and requirements covering issues such as advertising, commercially distributing, selling, sampling and reporting adverse events associated with our products with which we must continuously comply. Noncompliance with any of these policies or requirements could result in enforcement actions which could have a material adverse effect on our business, financial condition and results of operations.

     The FDA has the authority and discretion to withdraw existing marketing approvals and to review the regulatory status of marketed products at any time. For example, the FDA may require an approved marketing application for any drug product marketed if new information reveals questions about a drug's safety or efficacy. All drugs must be manufactured in conformity with cGMP requirements, and drug products subject to an approved application must be manufactured, processed, packaged, held and labeled in accordance with information contained in the approved application.

     While we believe that all of our currently marketed pharmaceutical products comply with FDA enforcement policies, have approval pending or have received the requisite agency approvals, our marketing is subject to challenge by the FDA at any time. Through various enforcement mechanisms, the FDA can ensure that noncomplying drugs are no longer marketed. In addition, modifications, enhancements, or changes in manufacturing sites of approved products are in many circumstances subject to additional FDA approvals which may or may not be received and which may be subject to a lengthy FDA review process. Our manufacturing facilities and those of our third-party manufacturers are continually subject to inspection by governmental agencies. Manufacturing operations could be interrupted or halted in any of those facilities if a government or regulatory authority is unsatisfied with the results of an inspection. Any interruptions of this type could have a material adverse effect on our business, financial condition, results of operations and cash flows.

     We cannot determine what effect changes in regulations, enforcement positions, statutes or legal interpretation, when and if promulgated, adopted or enacted, may have on our business in the future. Changes could, among other things, require changes to manufacturing methods or facilities, expanded or different labeling, new approvals, the recall, replacement or discontinuance of certain products, additional record keeping and expanded documentation of the properties of certain products and scientific substantiation. These changes, or new legislation, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

ANY REDUCTION IN REIMBURSEMENT LEVELS BY MANAGED CARE ORGANIZATIONS OR OTHER THIRD-PARTY PAYORS MAY HAVE AN ADVERSE EFFECT ON OUR REVENUES.

     Commercial success in producing, marketing and selling products depends, in part, on the availability of adequate reimbursement from third-party health care payors, such as government and private health insurers and managed care organizations. Third-party payors are increasingly challenging the pricing of medical products and services. For example, many managed health care organizations are now controlling the pharmaceutical products that are on their formulary lists. The resulting competition among pharmaceutical companies to place their products on these formulary lists has reduced prices across the industry. In addition, many managed care organizations are considering formulary contracts primarily with those pharmaceutical companies that can offer a full line of products for a given therapy sector or disease state. We cannot assure you that our products will be included on the formulary lists of managed care organizations or that downward pricing pressures in the industry generally will not negatively impact our operations.

NEW LEGISLATION OR REGULATORY PROPOSALS MAY ADVERSELY AFFECT OUR ABILITY TO RAISE CAPITAL AND OUR REVENUES.

     A number of legislative and regulatory proposals aimed at changing the health care system, including the cost of prescription products, reimportation of prescription products and changes in the levels at which pharmaceutical companies are reimbursed for sales of their products, have been proposed. While we cannot predict when or whether any of these proposals will be adopted or the effect these proposals may have on our business, the pending nature of these proposals, as well as the adoption of any proposal, may harm our ability to raise capital, may exacerbate industry-wide pricing pressures and could have a material adverse effect on our financial condition, results of operations or cash flows.

THE INDUSTRY IS HIGHLY COMPETITIVE, AND OTHER COMPANIES IN OUR INDUSTRY HAVE MUCH GREATER RESOURCES THEN WE DO.

     In the industry, comparatively smaller pharmaceutical companies like us compete with large, global pharmaceutical companies with substantially greater financial resources for the acquisition of products, technologies and companies.

     COMPETITION FOR ACQUISITIONS. We compete with other pharmaceutical companies for product and product line acquisitions. These competitors include Forest Laboratories, Inc., Shire Pharmaceuticals Group plc, Biovail Corporation, Watson Pharmaceuticals, Inc., Medicis Pharmaceutical Corporation and other companies which also acquire branded pharmaceutical products and product lines from other pharmaceutical companies. We cannot assure you that

     - we will be able to continue to acquire commercially attractive pharmaceutical products, companies or technologies;

     - additional competitors will not enter the market; or

     - competition for acquisition of products, companies, technologies and product lines will not have a material adverse effect on our business, financial condition and results of operations.

     PRODUCT COMPETITION. Additionally, since our products are generally established and commonly sold, they are subject to competition from products with similar qualities.

     Our largest product Altace(R) competes in the market with other cardiovascular therapies, including in particular, the following ACE inhibitors:

     - Zestril(R) (AstraZeneca PLC),

     - Acupril(R) (Pfizer Inc.),

     - Prinivil(R) (Merck & Co., Inc.),

     - Lotensin(R) (Novartis AG), and

     - Monopril(R) (Bristol-Meyers Squibb Company).

     Our second largest product Levoxyl(R) competes with the following levothyroxine sodium products:

     - Synthroid(R) (Abbott Laboratories),

     - Levothroid(R) (Forest Laboratories, Inc.), and

     - Unithroid(R) (Watson Pharmaceuticals, Inc.)

     We intend to market these products aggressively by, among other things

     - detailing and sampling to the primary prescribing physician groups

     - sponsoring physician symposiums, including continuing medical education seminars, and

     - conducting a planned direct-to-consumer advertising campaign for Altace(R).

     Our branded pharmaceutical products may be subject to competition from alternate therapies and from generic equivalents.

     Many of our branded pharmaceutical products have either a strong market niche or competitive position. Some of our branded pharmaceutical products face competition from generic substitutes. For example, during 2000 the FDA approved for sale generic substitutes for Tapazole(R). Of our branded pharmaceutical products that have generic substitutes, we believe that only a small number face significant competition because many of our branded pharmaceutical products are too difficult to manufacture or prove bioequivalence (i.e., the two products produce identical effects on the body) or have sales levels that are too low to attract competition.

     The manufacturers of generic products typically do not bear the related research and development costs and, consequently, are able to offer such products at considerably lower prices than the branded equivalents. There are, however, a number of factors which enable products to remain profitable once patent protection has ceased. For a manufacturer to launch a generic substitute, it must prove to the FDA when filing an application to make a generic substitute that the branded pharmaceutical and the generic substitute have bioequivalence. We believe it typically takes two or three years to prove bioequivalence and receive FDA approval for many generic substitutes. By focusing our efforts in part on products with bioequivalence or complex manufacturing requirements and products with a strong brand image with the prescriber or the consumer, supported by the development of a broader range of alternative product formulations or dosage forms, we are better able to protect market share and produce sustainable high margins and cash flows.

RISKS RELATED TO THE SECURITIES OFFERED

OUR STOCK PRICE IS VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES.

     The trading price of our common stock is likely to be volatile. The stock market in general and the market for emerging growth companies, such as King in particular, have experienced volatility. Many factors contribute to this volatility, including

     - general market conditions;

     - perceptions about market conditions in the pharmaceutical industry;

     - announcements of technological innovations;

     - changes in marketing, product pricing and sales strategies or development of new products by us or our competitors;

     - changes in domestic or foreign governmental regulations or regulatory approval processes; and

     - variations in our results of operations.

This volatility may have a significant impact on the market price of our common stock. Moreover, the possibility exists that the stock market (and in particular the securities of emerging growth companies such as King) could experience extreme price and volume fluctuations unrelated to operating performance. The volatility of our common stock imposes a greater risk of capital losses on our shareholders than would a less volatile stock. In addition, such volatility makes it difficult to ascribe a stable valuation to a shareholder's holdings of our common stock.

     The following table sets forth the range of high and low sales prices per share of our common stock for the periods indicated on a post split basis.

                                                                   1999
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
First quarter...............................................  $ 9.96   $ 6.46
Second quarter..............................................   10.88     6.92
Third quarter...............................................   13.91     8.17
Fourth quarter..............................................   34.00    10.07

                                                                   2000
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
First quarter...............................................  $34.37   $14.81
Second quarter..............................................   34.50    15.75
Third quarter...............................................   35.44    20.44
Fourth quarter..............................................   41.63    25.13

                                                                   2001
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
First quarter...............................................  $39.00   $24.79
Second quarter..............................................   43.41    27.13
Third quarter (through September 17)........................   46.05    38.48

     On September 17, 2001, the closing price of the common stock as reported on the New York Stock Exchange was $40.60.

     THE DEBT SECURITIES AND THE DEBT SECURITIES ISSUABLE UPON EXERCISE OF THE DEBT WARRANTS WILL BE SUBORDINATED.

     The debt securities and debt securities issued upon exercise of the debt warrants will be unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the debt securities due to an event of default under the indenture and in other limited events, our assets will be available to pay obligations on the debt securities only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding debt securities. The debt securities also will be effectively subordinated to the liabilities, including trade payables, of any of our subsidiaries. neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the debt securities could suffer. We and our subsidiaries may from time to time incur additional debt, including senior indebtedness, and other liabilities. For more information, see the section entitled "Description of Debt Securities We May Offer."

HOLDERS OF OUR DEBT SECURITIES ARE NOT PROTECTED IN THE EVENT OF A CHANGE OF CONTROL, HIGHLY LEVERAGED OR SIMILAR TRANSACTION.

     The general provisions of the indenture do not protect the holders of debt securities against transactions involving us, such as a change of control or a highly leveraged transaction that may adversely affect the holders of the securities. The indenture provides only that the successor assume our obligations under the debt securities. Accordingly, holders of the debt securities cannot be assured that the new debtor will be able to pay the principal and interest on the debt securities when they are due.

HOLDERS OF PREFERRED STOCK ARE SUBORDINATE TO HOLDERS OF DEBT SECURITIES.

     In the event of a liquidation of the company, holders of preferred stock are not entitled to a liquidation preference ahead of holders of debt securities. Accordingly, in the event of a liquidation, holders of preferred stock may lose their entire investment.

A PUBLIC MARKET MAY NOT DEVELOP FOR THE DEBT SECURITIES OR PREFERRED STOCK.

     In the event either debt securities or preferred stock is issued, it is likely there will be no trading market for these securities. The underwriters may advise us that they intend to make a market in the securities. However, the underwriters are not obligated to make a market and may discontinue this market making activity at any time without notice. In addition, market making activity by the underwriters will be subject to the limits imposed by the Securities Act of 1933 and the Securities Exchange Act of 1934. As a result, we cannot assure you that any market for the debt securities or preferred stock will develop or, if one does develop, that it will be maintained. If an active market for the debt securities or preferred stock fails to develop or be sustained, the trading price of the debt securities or preferred stock could be materially adversely affected.

HOLDING DEBT SECURITIES IN THE FORM OF GLOBAL SECURITIES MAY IMPAIR YOUR ABILITY TO HAVE SECURITIES REGISTERED IN YOUR OWN NAME OR OTHERWISE BE RECOGNIZED AS A HOLDER.

     As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of securities and instead deal only with the depositary that holds the global security.

     You should be aware that if securities are issued only in the form of global securities:

     - You cannot get securities registered in your own name.

     - You cannot receive physical certificates for your interest in the securities.

     - You will be a "street name" holder and must look to your own bank or broker for forwarding payments on the securities and protection of your legal rights relating to the securities. See "Street name" and other indirect holders" on page 27.

     - You may not be able to sell interests in the securities to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

     - The depositary's policies will govern payments, transfers, exchange and other matters relating to your interest in the global security. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in the global security.

     We and the trustee also do not supervise the depositary in any way.

     Payment for purchases and sales in the market for corporate bonds and notes is generally made in next-day funds. In contrast, the depositary will usually require that interests in a global security be purchased or sold within its system using same-day funds. This difference could have some effect on how global security interests trade, but we do not know what that effect will be.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

     These forward-looking statements are identified by their use of terms and phrases, such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. These statements are contained in sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and other sections of this prospectus.

     Forward-looking statements include, but are not limited to:

     - the future growth potential of, and prescription trends for our branded pharmaceutical products, particularly Altace(R), Levoxyl(R) and Thrombin-JMI(R);

     - expected trends with respect to particular income and expense line items;

     - the development and potential commercialization of HPV vaccines, Estrasorb(TM) and Androsorb(TM) by Novavax and King;

     - the development by King Pharmaceuticals Research and Development of Binodisine, pre-clinical programs, and product life cycle development projects;

     - our continued successful execution of our growth strategies;

     - anticipated developments and expansions of our business;

     - increases in sales of recently acquired products or royalty payments;

     - the success of existing co-promotion agreements and the development of future co-promotion agreements;

     - the high cost and uncertainty of research, clinical trials and other development activities involving pharmaceutical products;

     - development of product line extensions;

     - the unpredictability of the duration or future findings and determinations of the FDA and other regulatory agencies worldwide;

     - debt service and leverage requirements;

     - the products which we expect to offer;

     - the intent to market and distribute certain of our products internationally;

     - the intent to manufacture certain products in our own facilities which are currently manufactured for us by third parties;

     - the intent, belief or current expectations, primarily with respect to our future operating performance;

     - expectations regarding sales growth, gross margins, manufacturing productivity, capital expenditures and effective tax rates; and

     - expectations regarding our financial condition and liquidity as well as future cash flows and earnings.

     These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those contemplated by our forward-looking statements. These known and unknown risks, uncertainties and other factors are described in detail in the section entitled "Risk Factors" beginning on page 6.

                              RECENT DEVELOPMENTS

     On January 8, 2001, we entered into a license agreement with Novavax to promote, market, distribute and sell Estrasorb(TM) worldwide, except in the United States, Canada, Italy, Netherlands, Greece, Switzerland and Spain. On June 29, 2001, Novavax submitted to the FDA a New Drug Application for Estrasorb(TM). Also on June 29, we expanded our January 2001 exclusive license with Novavax to promote, market, distribute and sell Estrasorb(TM) worldwide, following approval, except for the United States and Puerto Rico, where we will together with Novavax market Estrasorb(TM). We will pay Novavax during the term of the license a royalty based on 9.0% of net sales of Estrasorb(TM) in Canada, 8.0% of net sales of Estrasorb(TM) in Italy, the Netherlands, Greece, Switzerland, and Spain, and 7.5% of net sales of Estrasorb(TM) in all other territories except the United States and Puerto Rico. We and Novavax will together market Estrasorb(TM) in the United States and Puerto Rico and Novavax will pay King an amount equal to 50% of Estrasorb(TM) margins. Marketing expenses for Estrasorb(TM) approved pursuant to our agreement will be shared equally by the parties.

     We also agreed to a similar exclusive licensing arrangement with Novavax for the promotion, marketing, distribution and sale of Androsorb(TM), a topical testosterone replacement therapy for testosterone deficient women, following approval. We will pay Novavax a royalty on net sales of Androsorb(TM) based on the same percentages for the same corresponding territories as described above for Estrasorb(TM). Likewise, we will exclusively market Androsorb(TM) with Novavax in the United States and Puerto Rico and receive an amount equal to 50% of Androsorb(TM) margins. We will share the development costs related to Androsorb(TM) equally with Novavax. Marketing expenses for Androsorb(TM) approved pursuant to our agreement will be shared equally by the parties.

     We also entered into an agreement on January 8, 2001 with Novavax for Nordette(R). This agreement relating to Nordette(R), as subsequently amended, provides for us and Novavax to equally share all quarterly net sales that exceed established baselines that in the aggregate total $25.0 million per year. We will share equally all expenses associated with net sales of Nordette(R) that exceed these established baselines.

     On May 25, 2001, we received approval from the FDA of the previously filed New Drug Application for Levoxyl(R).

     On June 20, 2001, our board of directors declared a four for three stock split for shareholders of record as of July 3, 2001, to be distributed July 19, 2001. The following presents certain proforma financial statement data as of December 31, 2000 and for the years ended December 31, 1998, 1999 and 2000 on a pre- and post-split basis:

                                                               PRE-SPLIT    POST-SPLIT
                                                              -----------   -----------
Shares outstanding at December 31, 2000.....................  170,841,178   227,782,543
                                                              ===========   ===========
December 31, 1998
  Basic earnings per share..................................  $      0.53   $      0.39
                                                              ===========   ===========
  Diluted earnings per share................................  $      0.52   $      0.39
                                                              ===========   ===========
  Basic weighted average common shares......................  151,172,221   201,557,922
                                                              ===========   ===========
  Diluted weighted average common shares....................  153,095,203   204,121,834
                                                              ===========   ===========
December 31, 1999
  Basic earnings per share..................................  $      0.64   $      0.48
                                                              ===========   ===========
  Diluted earnings per share................................  $      0.63   $      0.47
                                                              ===========   ===========
  Basic weighted average common shares......................  155,847,709   207,791,750
                                                              ===========   ===========
  Diluted weighted average common shares....................  158,668,299   211,552,443
                                                              ===========   ===========
December 31, 2000
  Basic earnings per share..................................  $      0.39   $      0.30
                                                              ===========   ===========
  Diluted earnings per share................................  $      0.39   $      0.29
                                                              ===========   ===========
  Basic weighted average common shares......................  163,328,734   217,766,201
                                                              ===========   ===========
  Diluted weighted average common shares....................  166,771,612   222,356,590
                                                              ===========   ===========

     On August 8, 2001, we acquired three branded pharmaceutical products and a fully paid license to a fourth product from Bristol-Myers Squibb for $285.0 million. The products acquired include Bristol-Myers Squibb's rights in the United States to Corzide(R), Delestrogen(R), and Florinef(R). We also acquired a fully paid license to and trademark for Corgard(R) in the United States. The acquisition was financed with a combination of borrowings under our senior secured credit facility and cash on hand.

     In July 2001, the Financial Accounting Standards Board issued SFAS 141, "Business Combinations." SFAS No. 141 requires all business combinations to be accounted for under the purchase method of accounting. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001, as well as all business combinations accounted for under the purchase method of accounting for which the date of acquisition is July 1, 2001, or later.

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 modifies the accounting and reporting for acquired intangible assets at the time of acquisition and in subsequent periods. Intangible assets which have finite lives must be amortized over their estimated useful life. Intangible assets with indefinite lives will not be amortized, but evaluated annually for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. We are in the process of reviewing the impact of this pronouncement on previous acquisitions.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The tables below contain selected consolidated financial data for King. The results of operations of King's purchase accounting acquisitions are included in King's consolidated results of operations from the respective dates of the acquisitions. The selected consolidated financial data for the years ended December 31, 1998, 1999 and 2000 and as of December 31, 1999 and 2000 are derived from the audited consolidated financial statements incorporated by reference in this prospectus. The selected consolidated financial data for the years ended December 31, 1996 and 1997 and as of December 31, 1996, 1997 and 1998 are derived from audited financial statements. The selected consolidated financial data for the six months ended June 30, 2000 and 2001 and as of June 30, 2001 are derived from unaudited consolidated financial statements incorporated by reference in this prospectus.

                                                                                                             SIX MONTHS ENDED
                                                            FOR THE YEAR ENDED DECEMBER 31,                      JUNE 30,
                                                 ------------------------------------------------------   -----------------------
                                                   1996       1997       1998       1999        2000         2000         2001
                                                 --------   --------   --------   --------   ----------   ----------   ----------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales......................................  $ 79,638   $136,132   $261,594   $480,815   $  578,769   $  255,766   $  363,406
Royalty revenue................................    13,454     20,000     27,544     31,650       41,474       22,871       24,420
Development revenue(1).........................     5,000        558      5,283         --           --           --           --
                                                 --------   --------   --------   --------   ----------   ----------   ----------
        Total revenues.........................    98,092    156,690    294,421    512,465      620,243      278,637      387,826
                                                 --------   --------   --------   --------   ----------   ----------   ----------
Gross profit...................................    83,237    115,780    201,488    368,637      448,972      210,676      306,066
Operating income...............................    18,621     59,157    105,111    209,895      184,728       95,922      159,057
Interest income................................     4,296      4,672      7,746     10,507       11,875        7,004        5,579
Interest expense...............................    (1,825)    (3,025)   (14,866)   (55,371)     (36,974)     (24,156)      (5,591)
Other income (expenses), net...................    (3,024)       673      4,016     (3,239)       3,333         (114)       2,944
                                                 --------   --------   --------   --------   ----------   ----------   ----------
Income before income taxes, extraordinary
  item(s) and cumulative effect of change in
  accounting principle.........................    18,068     61,477    102,007    161,792      162,962       78,656      161,989
Income tax expense.............................    12,270     19,608     36,877     61,150       76,332       37,740      (60,422)
                                                 --------   --------   --------   --------   ----------   ----------   ----------
Income from continuing operations..............     5,798     41,869     65,130    100,642       86,630       40,916      101,567
Income from discontinued operations............     6,621      6,926     18,768         --           --           --           --
                                                 --------   --------   --------   --------   ----------   ----------   ----------
Income before extraordinary item(s) and
  cumulative effect of change in accounting
  principle....................................    12,419     48,795     83,898    100,642       86,630       40,916      101,567
Extraordinary item(s), net of income
  taxes(2).....................................        --         --     (4,411)      (705)     (22,121)      (4,685)          --
                                                 --------   --------   --------   --------   ----------   ----------   ----------
Income before cumulative effect of change in
  accounting principle.........................    12,419     48,795     79,487     99,937       64,509       36,231      101,567
Cumulative effect of change in accounting
  principle(3).................................        --         --         --         --           --           --         (545)
                                                 --------   --------   --------   --------   ----------   ----------   ----------
Net income.....................................  $ 12,419   $ 48,795   $ 79,487   $ 99,937   $   64,509   $   36,231   $  101,022
                                                 ========   ========   ========   ========   ==========   ==========   ==========
Income per common share(4):
Basic:
  Continuing operations........................  $   0.04   $   0.22   $   0.32   $   0.48   $     0.40   $     0.19   $     0.44
  Discontinued operations......................      0.04       0.04       0.09         --           --           --           --
  Extraordinary item(s)........................        --         --      (0.02)        --        (0.10)       (0.02)          --
  Cumulative effect of change in accounting
    principle..................................        --         --         --         --           --           --           --
                                                 --------   --------   --------   --------   ----------   ----------   ----------
                                                 $   0.08   $   0.26   $   0.39   $   0.48   $     0.30   $     0.17   $     0.44
                                                 ========   ========   ========   ========   ==========   ==========   ==========
Diluted:
  Continuing operations........................  $   0.04   $   0.22   $   0.32   $   0.47   $     0.39   $     0.19   $     0.44
  Discontinued operations......................  $   0.04       0.03       0.09         --           --           --           --
  Extraordinary item(s)........................        --         --      (0.02)        --        (0.10)       (0.02)          --
  Cumulative effect of change in accounting
    principle..................................        --         --         --         --           --           --           --
                                                 --------   --------   --------   --------   ----------   ----------   ----------
                                                 $   0.08   $   0.25   $   0.39   $   0.47   $     0.29   $     0.17   $     0.44
                                                 ========   ========   ========   ========   ==========   ==========   ==========

                                                                                  DECEMBER 31,
                                                            --------------------------------------------------------    JUNE 30,
                                                              1996       1997       1998        1999         2000         2001
                                                            --------   --------   --------   ----------   ----------   ----------
                                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital..........................................   $ 96,641   $ 98,285   $202,270   $  263,767   $  212,161   $  341,406
Total assets.............................................    259,140    358,205    979,130    1,181,806    1,282,395    1,422,774
Total debt...............................................     18,011     56,373    527,797      567,857      100,532      100,263
Shareholders' equity.....................................    214,115    265,716    392,165      495,012      987,733    1,109,218

----------------

(1) We developed four Abbreviated New Drug Applications which were filed with the FDA on behalf of Mallinkrodt Inc., predecessor to Tyco International Ltd., for a maximum of $2.5 million each paid upon FDA approval and validation of the process.
(2) Reflects loss on early extinguishment of debt in connection with the repayment of certain debt instruments during 1998, 1999, 2000 and the six months ended June 30, 2000 of $4.4 million (net of taxes of $2.8 million), $705,000 (net of taxes of $445,000), $12.8 million (net of taxes of $7.6 million) and $4.7 (net of taxes of $2.8), respectively. Additionally, reflects losses related to discontinuing Fluogen(R) of $9.4 million (net of taxes of $5.6 million) in 2000.
(3) Reflects the cumulative effect of a change in accounting principle of $545,000 (net of taxes of $325,000) due to the adoption of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," during the first quarter of 2001.
(4) Income per common share reflects the four for three stock split declared by our board of directors on June 20, 2001.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     Our consolidated ratios of earnings to fixed charges for each of the years ended December 31, 1998, 1999 and 2000 and for the six month period ended June 30, 2001 are as follows:

                                                                                          SIX MONTHS
                                                      YEAR ENDED DECEMBER 31,               ENDED
                                               --------------------------------------      JUNE 30,
                                               1996     1997     1998    1999    2000        2001
                                               -----    -----    ----    ----    ----    ------------
Ratios of earnings to fixed charges(a).......  10.2x    20.5x    7.5x    3.8x    5.1x       22.9x

---------------

(a) For purposes of computing this consolidated ratio, earnings consist of income before:

     - income taxes, extraordinary items and cumulative effect of change in accounting principle and

     - fixed charges excluding capitalized interest.

     Fixed charges consist of:

     - all interest expense;

     - the portion of net rental expense which is deemed representative of the interest factor;

     - the amortization expense of debt issuance costs; and

     - capitalized interest.

                                USE OF PROCEEDS

     Unless otherwise indicated in an accompanying prospectus supplement, the net proceeds of the offering will be used for general corporate purposes, including the financing of any potential future acquisitions of products or companies. We may temporarily invest funds that we do not immediately need for these purposes in short-term marketable securities. We will not receive any of the proceeds of shares of common stock sold by the selling shareholders.

                                LEGAL OWNERSHIP

"STREET NAME" AND OTHER INDIRECT HOLDERS

     Investors who hold securities in accounts at banks or brokers will generally not be recognized by us as legal holders of securities. When we refer to the "holders" of securities, we mean only the actual legal holders of the securities. Holding securities in accounts at banks or brokers is called holding in "street name." If you hold securities in "street name," we will recognize only the bank or broker, or the financial institution the bank or broker uses to hold its securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the securities, either because they agree to do so in their customer agreements or because they are legally required to. If you hold securities in "street name," you should check with your own institution to find out:

     - how it handles securities payments and notices,

     - whether it imposes fees or charges,

     - how it would handle voting if ever required,

     - whether and how you can instruct it to send you securities registered in your own name so you can be a direct holder as described below, and

     - how it would pursue rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests.

DIRECT HOLDERS

     Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to persons who are registered as holders of securities. As noted above, we do not have obligations to you if you hold in "street name" or other indirect means, either because you choose to hold securities in that manner or because the securities are issued in the form of global securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a "street name" customer but does not do so.

GLOBAL SECURITIES

     A global security is a special type of indirectly held security, as described above under "'Street name' and other indirect holders." If we choose to issue securities in the form of global securities, the ultimate beneficial owners can only be indirect holders. We do this by requiring that the global security be registered in the name of a financial institution we select and by requiring that the securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global security is called the "depositary." Any person wishing to own a security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. The prospectus supplement indicates whether your series of securities will be issued only in the form of global securities.

     SPECIAL INVESTOR CONSIDERATIONS FOR GLOBAL SECURITIES. As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of securities and instead deal only with the depositary that holds the global security.

     You should be aware that if securities are issued only in the form of global securities:

     - You cannot get securities registered in your own name.

     - You cannot receive physical certificates for your interest in the securities.

     - You will be a "street name" holder and must look to your own bank or broker for payments on the securities and protection of your legal rights relating to the securities. See "Street name' and other indirect holders" on page 27.

     - You may not be able to sell interests in the securities to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

     - The depositary's policies will govern payments, transfers, exchange and other matters relating to your interest in the global security. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in the global security.

     We and the trustee also do not supervise the depositary in any way.

     Payment for purchases and sales in the market for corporate bonds and notes is generally made in next-day funds. In contrast, the depositary will usually require that interests in a global security be purchased or sold within its system using same-day funds. This difference could have some effect on how global security interests trade, but we do not know what that effect will be.

     SPECIAL SITUATIONS WHEN A GLOBAL SECURITY WILL BE TERMINATED. In a few special situations described later, the global security will terminate and interests in it will be exchanged for physical certificates representing securities. After that exchange, the choice of whether to hold securities directly or in "street name" will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. The rights of "street name" investors and direct holders in the securities have been previously described in the subsections entitled "'Street name' and other indirect holders" and "Direct holders" on page 27.

     The special situations for termination of a global security are:

     - When the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary.

     - When an Event of Default on the securities has occurred and has not been cured. Defaults are discussed later under "Default and related matters" on page 43.

     The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement.

When a global security terminates, the depositary (and not we or the trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

     IN THE REMAINDER OF THIS DESCRIPTION "YOU" MEANS DIRECT HOLDERS AND NOT "STREET NAME" OR OTHER INDIRECT HOLDERS OF SECURITIES. INDIRECT HOLDERS SHOULD READ THE PREVIOUS SUBSECTION ON PAGE 27 ENTITLED "'STREET NAME' AND OTHER INDIRECT HOLDERS."

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 300,000,000 shares of common stock, no par value, and 15,000,000 shares of preferred stock, no par value. There were 229,383,481 shares of common stock outstanding and no shares of preferred stock outstanding as of September 17, 2001. The following summary of our common stock is qualified in its entirety by the provisions of our charter and bylaws, which have been filed as exhibits to the registration statement of which this prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

     The issued and outstanding shares of common stock are validly issued, fully paid and nonassessable. Subject to the prior rights of any preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors may from time to time determine. The shares of common stock are not redeemable or convertible, and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive pro rata our assets that are legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. The common stock is listed on the New York Stock Exchange under the symbol "KG."

PREFERRED STOCK

     While there are currently no shares of preferred stock outstanding, the board of directors has the authority to authorize the issuance of shares of preferred stock in series, and may, at the time of issuance, determine the rights, preferences and limitations of each series without any further action by the shareholders. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. Under certain circumstances, the issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company, or could delay or prevent a transaction that might otherwise give our shareholders an opportunity to realize a premium over the then prevailing market price of the common stock. The board of directors, without shareholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Please see the section entitled "Description of Preferred Stock We May Offer" on page 47 for more information about the specific and financial terms of any preferred stock which may be offered. These terms will be described in a prospectus supplement related to any future offering of preferred stock.

CERTAIN PROVISIONS OF THE CHARTER AND BYLAWS AND STATUTORY PROVISIONS

     The charter provides that the board of directors will be divided into three classes, with each class serving for three years, and one class being elected each year. A majority of the remaining directors then in office, though less than a quorum, will be empowered to fill any vacancy on the board of directors that arises during the term of a director. The provision for a classified board may be amended, altered or repealed only upon the affirmative vote of the holders of at least 80.0% of the outstanding shares of our voting stock. The classification of the board of directors may discourage a third party from making a tender offer or otherwise attempting to gain control of our company and may have the effect of maintaining the incumbency of the board of directors.

     The bylaws provide that special meetings of our shareholders can be called only by a majority of the entire board of directors or by certain officers. In addition, the bylaws provide that shareholders seeking to bring business before or to nominate directors at any annual meeting of shareholders must provide timely notice thereof in writing. To be timely, the shareholders' notice must be delivered to, or mailed and received at, our principal executive offices not less than 60 days nor more than 90 days prior to the annual meeting or, if less than 70 days' notice was given for the meeting, within 10 days following the date on which the notice was given. The bylaws also specify the requirements for a shareholders' notice to be in proper written form. These provisions restrict the ability of shareholders to bring matters before the shareholders or to make nominations for directors at meetings of shareholders.

     We are subject to some anti-takeover provisions provided under Tennessee law.

     Business Combination Statute. Tennessee's Business Combination Act provides that a party owning 10.0% or more of stock in a "resident domestic corporation" (this party is called an "interested shareholder") cannot engage in a business combination with the resident domestic corporation unless the combination (i) takes place at least five years after the interested shareholder first acquired 10.0% or more of the resident domestic corporation, and (ii) either (A) is approved by at least two-thirds of the non-interested voting shares of the resident domestic corporation or (B) satisfies certain fairness conditions specified in the Business Combination Act.

     These provisions apply unless one of two events occurs. A business combination with an entity can proceed without delay when approved by the target corporation's board of directors before that entity becomes an interested shareholder, or the resident corporation may enact a charter amendment or bylaw to remove itself entirely from the Business Combination Act. This charter amendment or bylaw must be approved by a majority of the shareholders who have held shares for more than one year prior to the vote and, may not take effect for at least two years after the vote. We have not adopted a charter or bylaw amendment removing the company from coverage under the Business Combination Act.

     An interested shareholder, for purposes of the Combination Act, is any person who is an affiliate or associate of the corporation, or the beneficial owner, directly or indirectly, of 10% or more of the outstanding voting shares of the corporation.

     The Business Combination Act further provides an exemption from liability for officers and directors of resident domestic corporations who do not approve proposed business combinations or charter amendments and bylaws removing their corporations from the Business Combination Act's coverage. This exemption from liability is available as long as the officers and directors act in "good faith belief" that the proposed business combination would adversely affect their corporation's employees, customers, suppliers, or the communities in which their corporation operates and when these factors are permitted to be considered by the board of directors under the charter.

     Control Share Acquisition Act. The Tennessee Control Share Acquisition Act strips a purchaser's shares of voting rights any time an acquisition of shares in a covered Tennessee corporation brings the purchaser's voting power to one-fifth, one-third or a majority of all voting power. The purchaser's voting rights can be established only by a majority vote of the other shareholders. The purchaser may demand a meeting of shareholders to conduct such a vote. The purchaser can demand a meeting for this purpose before acquiring a control share only if it holds at least 10.0% of outstanding shares and announces a good faith intention to make the control share acquisition. A target corporation may or may not redeem the purchaser's shares if the shares are not granted voting rights.

     Investor Protection Act. Tennessee's Investor Protection Act applies to tender offers directed at corporations (called "offeree companies") that have "substantial assets" in Tennessee and that are either incorporated in or have a principal office in Tennessee. This act requires an offeror making a tender offer for an offeree company to file with the Commissioner of Commerce and Insurance a registration statement. When the offeror intends to gain control of the offeree company, the registration statement must indicate any plans the offeror has for the offeree company. The Commissioner may require additional information material to the takeover offer and may call for hearings. This act does not apply to an offer that the offeree company's board of directors recommends to shareholders.

     In addition to requiring the offeror to file a registration statement with the Commissioner, this act requires the offeror and the offeree company to deliver to the Commissioner all solicitation materials used in connection with the tender offer. This act prohibits "fraudulent, deceptive, or manipulative acts or practices" by either side, and gives the Commissioner standing to apply for equitable relief to the Chancery Court of Davidson County, Tennessee, or to any other chancery court having jurisdiction whenever it appears to the Commissioner that the offeror, the offeree company, or any of its respective affiliates has engaged in or is about to engage in a violation of this act. Upon proper showing, the Chancery Court may grant injunctive relief. This act further provides civil and criminal penalties for violations.

     Tennessee Greenmail Act. The Tennessee Greenmail Act prohibits us from purchasing or agreeing to purchase any of our securities, at a price higher than fair market value, from a holder of 3% or more of any class of our securities who has beneficially owned the securities for less than two years. We can make this purchase if the majority of the outstanding shares of each class of voting stock issued by us approves the purchase or we make an offer of at least equal value per share to all holders of shares of that class.

     The effect of the above may make a change of control of us harder by delaying, deferring or preventing a tender offer or takeover attempt that you might consider to be in your best interest, including those attempts that might result in the payment of a premium over the market price for your shares. They may also promote the continuity of our management by making it harder for you to remove or change the incumbent members of the board of directors.

RIGHTS AGREEMENT

     The board of directors has declared a dividend of one right for each share of common stock outstanding. The holders of any additional common stock subsequently issued before the earliest of the distribution date, the redemption of the rights, the exchange of the rights or the expiration of the rights also will be entitled to one right for each additional share. The rights entitle the registered holder under certain circumstances to purchase from the company one-thousandth of a share of Junior Participating Preferred Stock, Series A, at a price of $60 per one-thousandth of a share of preferred stock, subject to adjustment. The Rights Agreement sets forth the description and terms of the rights.

     The rights will be evidenced by the common stock certificates and not by separate certificates until the earlier of:

     (1) the day following the first date of public disclosure that an acquiring person or group, together with persons affiliated, or associated with the acquiring person, has acquired, or obtained the right to acquire, beneficial ownership of 15.0% of the outstanding common stock and

     (2) the tenth business day after the date of commencement or public disclosure of an intention to commence a tender offer or exchange offer by a person if, upon consummation of the offer, this person or group, together with persons affiliated or associated with it would acquire beneficial ownership of 15.0% or more of the outstanding common stock.

Until the earlier of the two dates described in (1) and (2) above, (or earlier redemption, exchange, or expiration of the rights);

     (A) the rights will be transferable only with the common stock (except with redemption of the rights);

     (B) common stock certificates will contain a notation incorporating the Rights Agreement by reference and

     (C) the surrender for transfer of any certificates for common stock will also constitute the transfer of the right associated with the common stock represented by such certificate. For the discussion above, Messrs. John M., Joseph R. and Jefferson J. Gregory are not considered acquiring persons.

     As soon as practicable following the earlier of the two dates described in
(1) and (2) above, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on this date. From and after this date, the separate rights certificates alone will evidence the rights.

     The rights will become exercisable on or after the earlier of the two dates described in (1) and (2) above, (unless sooner redeemed or exchanged). The rights will expire at the close of business on the tenth anniversary of the date of initial issuance unless earlier redeemed or exchanged by the company as described below.

     The purchase price payable and the number of shares of preferred stock or other securities, cash or other property issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution

     (1) in the event of a stock dividend or distribution on, or a subdivision or combination of, or reclassification of the preferred stock,

     (2) upon the grant to holders of the preferred stock of some rights, options, or warrants to subscribe for preferred stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or

     (3) upon the distribution to holders of the preferred stock of other securities, cash (excluding regular periodic cash dividends), property, evidences of indebtedness, or assets.

     If a person becomes an acquiring person, the rights will "flip-in" and entitle each holder of a right, except as provided below, to purchase, upon exercise at the then-current purchase price, that number of shares of common stock having a market value of two times the purchase price. In addition, following a "flip-in," the board of directors has the option of exchanging all or part of the rights, except as provided below, for common stock.

     In the event that, following a "flip-in," we are acquired in a merger or other business combination in which the common stock does not remain outstanding or is exchanged or 50% or more of our consolidated assets or earning power is transferred or disposed of (in one transaction or a series of related transactions), the rights will "flip-over" and entitle each holder (other than the acquiring person and certain related persons or transferees) of a right to purchase, upon the exercise of the right at the then-current purchase price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times such purchase price.

     Any rights beneficially owned at any time on or after the earlier of the distribution date and the stock acquisition date by an acquiring person or an affiliate or associate (other than an exempt person) of an acquiring person (whether or not such ownership is subsequently transferred) will become null and void upon the occurrence of a "Triggering Event," and any holder of those rights will have no right to exercise the rights or have the rights exchanged as provided above. A "Triggering Event" will be deemed to occur in the event that the person becomes an acquiring person.

     The number of outstanding rights and the number of one-thousandths of a share of preferred stock issuable upon exercise of each right and the purchase price are subject to adjustment. The adjustment will occur prior to the distribution date in the event of a stock dividend on the common stock payable in common stock or subdivision or combination of the common stock.

     At any time prior to the earlier of the stock acquisition date and the expiration date, we may redeem the rights.

     The holder of a right will have no rights as a shareholder of King until a right is exercised, including, without limitation, the right to vote or to receive the dividends or distributions.

     At any time prior to the stock acquisition date, a majority of the directors, continuing in office may, without the approval of a holder of the rights (except, in certain circumstances, an exempt person), supplement or amend any provision of the rights agreement (including the date on which the distribution date will occur after announcement of commencement of a tender offer). Thereafter, the rights agreement may be amended by a majority of the directors continuing in office without the approval of any holder of the rights only to cure ambiguities, to correct defective or inconsistent provisions, or in ways that do not adversely affect the rights holders. Notwithstanding the foregoing, the rights agreement may not be amended to change the purchase price, the number of shares of preferred stock, other securities, cash or other property obtainable upon exercise of a right, the redemption price or the expiration date.

     The rights have certain anti-takeover effects. The right may cause substantial dilution to a person or group other than an exempt person that attempts to acquire us on terms not approved by the board of directors, except pursuant to an offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by the board of directors prior to the time a person or group other than an exempt person has acquired beneficial ownership of 15.0% or more of the common stock, because until such time the rights may be redeemed by King at $.01 per right.

     The foregoing description of the rights is qualified in its entirety by reference to the rights agreement, a copy of the form of which is filed with the SEC.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The charter limits the liability of directors to the fullest extent permitted by the Tennessee Business Corporation Act. In addition, the charter provides that we shall indemnify our directors and officers to the fullest extent permitted by law.

TRANSFER AGENT, REGISTRAR, RIGHTS AGENT AND CUSTODIAN

     The transfer agent, registrar and rights agent for our common stock and the preferred stock purchase rights and the custodian for the selling shareholders is Union Planters Bank, N.A., Belleville, Illinois.

                  DESCRIPTION OF DEBT SECURITIES WE MAY OFFER

     As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called the
"indenture." The indenture is a contract between us and                , which
acts as trustee. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described later on page 43 under "Remedies if an event of default occurs."

     Second, the trustee performs administrative duties for us, such as sending you interest payments, transferring your debt securities to a new buyer if you sell and sending you notices.

     The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture and the debt securities are governed by New York law. A copy of the indenture has been filed with the SEC as part of our registration statement. See "Where You Can Find More Information" on page 2 on how to obtain a copy.

     We may issue as many distinct series of debt securities under the indenture as we wish. This section summarizes all the material terms of the debt securities that are common to all series unless otherwise indicated in the prospectus supplement relating to a particular series.

     This section is a summary and describes the material provisions of the indenture. It does not describe every aspect of the debt securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including definitions of various terms used in the indenture. Whenever we refer to particular sections or defined terms of the indenture in this prospectus or in the prospectus supplement, those sections or defined terms are incorporated by reference here or in the prospectus supplement.

     We may issue the debt securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. A prospectus supplement relating to original issue discount securities will describe federal income tax consequences and other special considerations applicable to them. The debt securities may also be issued as indexed securities or securities denominated in foreign currencies or currency units, as described in more detail in a prospectus supplement relating to any of these types of debt securities. A prospectus supplement relating to indexed debt securities or foreign currency debt securities will also describe any additional tax consequences or other special considerations applicable to these types of debt securities.

     As of September 17, 2001, we had approximately $96.4 million of our 10 3/4% Senior Subordinated Notes due 2009 outstanding. The debt securities we may issue under this prospectus will be unsecured and subordinate to the approximately $96.4 million of Senior Subordinated Notes due 2009. None of our subsidiaries has any indebtedness outstanding. However, any indebtedness which our subsidiaries may have in the future will be subordinated to any debt we may issue under this prospectus.

     In addition, the material specific financial, legal and other terms particular to debt securities of each series will be described in the prospectus supplement relating to the debt securities of that series. The prospectus supplement relating to debt securities of the series will describe the following terms of the debt securities:

     - the title of the debt securities of the series;

     - any limit on the total principal amount of the debt securities of the series (including any provision for the future offering of additional debt securities of the series beyond any such limit);

     - the date or dates on which the debt securities of the series will mature;

     - any annual rate or rates, which may be fixed or variable, at which the debt securities of the series will bear interest, if any, and the date or dates from which any interest will accrue;

     - the date or dates on which any interest on the debt securities of the series will be payable and the regular record date or dates we will use to determine who is entitled to receive each interest payment;

     - the place or places where the principal and any premium and interest will be payable;

     - any period or periods within which and the price or prices at which we will have the option to redeem the debt securities of the series, and the other detailed terms and provisions of any optional redemption right;

     - any obligation we will have to redeem the debt securities of the series under a sinking fund or analogous provision or to redeem your debt securities at your option and the period or periods during which, the price or prices at which and the other specific terms under which we would be obligated to redeem the debt securities of the series under any obligation of this kind;

     - if other than integral multiples of $1,000, the denominations in which we will issue the debt securities of the series;

     - if other than U.S. dollars, the currency of payment of the principal and any premium and interest on the debt securities of the series;

     - any index or other special method we will use to determine the amount of principal or any premium or interest we will pay on the debt securities of the series;

     - if we or you have a right to choose the currency or currency units in which payments on any of the debt securities of the series will be made, the currencies or currency units that we or you may elect, when the election may be made and the other specific terms of the right to make an election of this kind;

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

     - if other than the principal amount, the portion of the principal amount of the debt securities of the series which will be payable upon the declaration of acceleration of the maturity of the debt securities of the series;

     - the applicability of the provisions described on page 41 under "Defeasance;"

     - if we will issue the debt securities of the series only in the form of global securities as described above under "Global securities" on page 27, the name of the depository for the debt securities of the series and the circumstances under which the global securities may be terminated and separate debt securities may be registered in the names of persons other than the depositary or its nominee if other than those circumstances described on page 28 under "Special situations when a global security will be terminated"; and

     - any other special terms of the debt securities of the series that are not inconsistent with the provisions of the indenture.

     The prospectus supplement relating to the debt securities of the series will be attached to the front of this prospectus.

     We may issue debt securities from time to time that are convertible into our common stock. If you hold convertible debt securities, you will be permitted from time to time as specified in the applicable prospectus supplement to convert your debt securities into shares of common stock at a specified price. We will describe the conversion price (or the method for determining the conversion price) and the other terms applicable to conversion in the applicable prospectus supplement.

     The general provisions of the indenture do not protect the holders of debt securities against transactions involving us, such as a change of control or a highly leveraged transaction that may adversely affect the holders of the securities. However, these provisions may be included in a supplemental indenture. Currently our 10 3/4% Senior Subordinated Notes due 2009 of which approximately $96.4 million is outstanding have change of control protection for the holders. This protection requires King to redeem the outstanding debt at 101% of the principal amount.

     We may issue debt securities other than the debt securities described in this prospectus. There is no requirement that any other debt securities that we issue be issued under the indenture. Thus, any other debt securities that we issue may be issued under other indentures or documentation. This documentation may contain provisions different from those included in the indenture or applicable to one or more issues of the debt securities described in this prospectus.

OVERVIEW OF THE REMAINDER OF THIS DESCRIPTION

     The remainder of this description summarizes:

     - ADDITIONAL MECHANICS relevant to the debt securities under normal circumstances, such as how you transfer ownership and where we make payments;

     - your rights under several SPECIAL SITUATIONS, such as if we merge with another company or, if we want to change a term of the debt securities;

     - promises we make to you about how we will run our business, or business actions we promise not to take (known as "RESTRICTIVE COVENANTS"); and

     - your rights if we DEFAULT or experience other financial difficulties.

ADDITIONAL MECHANICS

     FORM, EXCHANGE AND TRANSFER.  The debt securities will be issued:

     - only in fully registered form;

     - without interest coupons; and

     - in denominations that are even multiples of $1,000 unless otherwise specified in a prospectus supplement.

     You may have your debt securities broken into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. This is called an "exchange."

     You may exchange or transfer debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the "security registrar." The security registrar will also perform transfers.

     You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.

     If we have designated additional transfer agents, they are named in the prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

     If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any security being partially redeemed.

     PAYMENT AND PAYING AGENTS. We will pay interest to you if you are a direct holder listed in the trustee's records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the "regular record date" and is stated in the prospectus supplement. Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sale price of the debt securities to allocate interest fairly between buyer and seller. This allocated interest amount is called "accrued interest."

     We will pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee in New York City. That
office is currently located at                , New York, New York. You must
make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

     "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.

     We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee's corporate trust office. These offices are called "paying agents." We may also choose to act as our own paying agent. We must notify you of changes in the paying agents for any particular series of debt securities.

     NOTICES. We and the trustee will send notices regarding the debt securities only to direct holders, using their addresses as listed in the trustee's records.

     Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else.

SPECIAL SITUATIONS

     MERGERS AND SIMILAR EVENTS. Except as we may be limited by our senior credit facility, we are generally permitted to consolidate or merge with another company or firm, to sell substantially all of our assets to another firm, or to buy substantially all of the assets of another firm. However, we may not take any of these actions unless all the following conditions are met:

     - Where we merge out of existence or sell our assets, the other company or firm must agree to be legally responsible for the debt securities.

     - The merger, sale of assets or other transaction must not cause a default on the debt securities, and we must not already be in default (unless the merger or other transaction would cure the default). For purposes of this no-default test, a default would include an event of default that has occurred and not been cured, as described later on page 43 under "Events of default" A default for this purpose would also include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

     - It is possible that the merger, sale of assets or other transaction would cause some of our property to become subject to a mortgage or other legal mechanism giving lenders preferential rights in that property over other lenders or over our general creditors if we fail to pay them back. We have promised to limit these preferential rights on our property, called "liens", as discussed later on page 40 under "Restrictive covenants -- Restrictions on liens." If a merger or other transaction would create any liens on our property, we must comply with that restrictive covenant. We would do this either by deciding that the liens were permitted, or by following the requirements of the restrictive covenant to grant an equivalent or higher-ranking lien on the same property to you and the other direct holders of the debt securities.

     - We must deliver certain certificates and other documents to the trustee.

     - We must satisfy any other requirements specified in the prospectus supplement.

     MODIFICATION AND WAIVER. There are three types of changes we can make to the indenture and the debt securities.

     1. Changes Requiring Your Approval. First, there are changes that cannot be made to your debt securities without your specific approval. Following is a list of those types of changes:

     - change the stated maturity of the principal or interest on a debt security;

     - reduce any amounts due on a debt security;

     - reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default,

     - change the place or currency of payment on a debt security;

     - impair your right to sue for payment;

     - reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture,

     - reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults, and

     - modify any other aspect of the provisions dealing with modification and waiver of the indenture.

     2. Changes Requiring a Majority Vote. The second type of change to the indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the debt securities. The same vote would be required for us to obtain a waiver of all or part of the restrictive covenants described under "Restrictive covenants" on page 40, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the debt securities listed in the first category described previously on page 38 under "Changes Requiring Your Approval" unless we obtain your individual consent to the waiver.

     3. Changes Not Requiring Approval. The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the debt securities in any material way.

     FURTHER DETAILS CONCERNING VOTING. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a security:

     - For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

     - For debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that security described in the prospectus supplement.

     - For debt securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent.

     Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later on page 41 under "Full defeasance."

     We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the indenture. In certain limited circumstances, the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding debt securities of that series on the record date and must be taken within 180 days following the record date or a shorter period that we may specify (or as the trustee may specify, if it set the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time.

     "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE DEBT SECURITIES OR REQUEST A WAIVER.

RESTRICTIVE COVENANTS

     RESTRICTIONS ON LIENS. Some of our property may be subject to a mortgage or other legal mechanism that gives our lenders preferential rights in that property over other lenders (including you and the other direct holders of the debt securities) or over our general creditors if we fail to pay them back. These preferential rights are called "liens."

     We do not need to comply with this restriction if the amount of all debt that would be secured by liens on principal manufacturing properties (including the new debt, the debt securities which we would so secure as described in the previous sentence, and all "attributable debt," as described under "Restriction on sales and leasebacks" below, that results from a sale and leaseback transaction involving principal manufacturing properties) is less than 10% of our consolidated net tangible assets.

     This restriction on liens does not apply to debt secured by certain types of liens, and we can disregard this debt when we calculate the limits imposed by this restriction. These types of liens include:

     - liens on the property of any of our principal subsidiaries, or on their shares of stock or debt, if those liens existed at the time the corporation became our principal subsidiary;

     - liens in favor of us or our principal subsidiaries;

     - liens in favor of U.S. Governmental bodies that we granted in order to assure our payments to such bodies that we owe by law or because of a contract we entered into;

     - liens on property that existed at the time we acquired the property (including property we may acquire through a merger or similar transaction) or that we granted in order to purchase the property (sometimes called "purchase money mortgages"); and

     - liens on the buildings or property of our facilities in Bristol, Tennessee, Rochester, Michigan, St. Louis, Missouri, St. Petersburg, Florida and Middleton, Wisconsin.

     We can also disregard debt secured by liens that extend, renew or replace any of these types of liens.

     We and our subsidiaries are permitted to have as much unsecured debt as we may choose.

     RESTRICTIONS ON SALES AND LEASEBACKS. We promise that neither we nor any of our principal subsidiaries will enter into any sale and leaseback transaction involving a principal manufacturing property, unless we comply with this restrictive covenant. A "sale and leaseback transaction" generally is an arrangement between us or a principal subsidiary and a bank, insurance company or other lender or investor where we or the principal subsidiary lease a property which was or will be sold by us or the principal subsidiary to that lender or investor more than 120 days after the completion of construction of the property and the beginning of its full operation.

     We can comply with this restrictive covenant in either of two different ways. First, we will be in compliance if we or our principal subsidiary could grant a lien on the principal manufacturing property in an amount equal to the attributable debt for the sale and leaseback transaction without being required to grant an equivalent or higher-ranking lien to you and the other direct holders of the debt securities under the restrictions on liens covenant described above on page 40. Second, we can comply if we retire an amount of funded debt, within 120 days of the transaction, equal to at least the net proceeds of the sale of the principal manufacturing property that we lease in the transaction or the fair value of that property (subject to credits for certain voluntary retirements of debt securities and funded debt we may make), whichever is greater.

     This restriction on sale and leasebacks does not apply to any sale and leaseback transaction that is between us and one of our principal subsidiaries or between principal subsidiaries, or that involves a lease for a period of three years or less.

     CERTAIN DEFINITIONS RELATING TO OUR RESTRICTIVE COVENANTS. Following are the meanings of the terms that are important in understanding the restrictive covenants previously described.

     - "attributable debt" means, in connection with any sale or leaseback transaction, the lesser of (i) the fair value of the property subject to the sale and leaseback transaction (as determined by our board of directors) and (ii) the total net amount of rent (discounted at a rate per annum equal to a composite rate of interest on all outstanding debt securities) that is required to be paid during the remaining term of the lease on this property.

     - "consolidated net tangible assets" is the total amount of assets (less reserves and certain other permitted deductible items), after subtracting all current liabilities and all goodwill, trade names, trademarks, patents, unamortized debt discounts and expenses and similar intangible assets, as such amounts appear on our most recent consolidated balance sheet and computed in accordance with generally accepted accounting principles.

     - "funded debt" means all debt for borrowed money that either has a maturity of 12 months or more from the date on which the calculation of funded debt is made or has a maturity of less than 12 months from that date but is by its terms renewable or extendible beyond 12 months from that date at the option of the borrower.

     - A "principal manufacturing property" is any building or other structure or facility, and the land on which it sits and its associated fixtures, that we or our principal subsidiaries use primarily for manufacturing or processing, other than a building, structure or other facility that our board of directors has determined is not of material importance to the total business that we and our principal subsidiaries conduct.

     - A "principal subsidiary" means any of Monarch Pharmaceuticals, Inc., Parkedale Pharmaceuticals, Inc., King Pharmaceuticals Research and Development, Inc., Jones Pharma Incorporated or King Pharmaceuticals of Nevada, Inc.

DEFEASANCE

     The following discussion of full defeasance and covenant defeasance will be applicable to your series of debt securities only if we choose to have them apply to that series. If we do so choose, we will state that in the prospectus supplement.

     FULL DEFEASANCE. If there is a change in federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the debt securities (called "full defeasance") if we put in place the following other arrangements for you to be repaid:

     - We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

     - There must be a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. (Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.)

     - We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above.

     If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent.

     COVENANT DEFEASANCE. Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities. This is called "covenant defeasance." In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the debt securities. In order to achieve covenant defeasance, we must do the following:

     - We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

     - We must deliver to the trustee a legal opinion of our counsel confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

     If we accomplish covenant defeasance, the following provisions of the indenture and the debt securities would no longer apply:

     - Our promises regarding conduct of our business previously described under "Restrictive covenants" on page 40, and any other covenants applicable to the series of debt securities and described in the prospectus supplement.

     - The condition regarding the treatment of liens when we merge or engage in similar transactions, as previously described on page 38 under "Mergers and similar events."

     - The events of default relating to breach of covenants and acceleration of the maturity of other debt, described later under "Default and related matters".

     If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurred (such as our bankruptcy) and the debt securities become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

DEFAULT AND RELATED MATTERS

     EVENTS OF DEFAULT. You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

     The term "event of default" means any of the following:

     - We do not pay the principal or any premium on a debt security on its due date.

     - We do not pay interest on a debt security within 30 days of its due date.

     - We do not deposit any sinking fund payment on its due date.

     - We remain in breach of a restrictive covenant described beginning on page 40 or any other term of the indenture for 60 days after we receive a notice of default stating we are in breach. The notice must be sent by either the trustee or holders of 10% of the principal amount of debt securities of the affected series.

     - We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

     - Any other event of default described in the prospectus supplement occurs.

     An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture.

     REMEDIES IF AN EVENT OF DEFAULT OCCURS. If an event of default has occurred and has not been cured, the trustee or the holders of 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the debt securities of the affected series.

     Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee satisfactory protection from expenses and liability. This protection is called an "indemnity."

     If satisfactory indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture.

     Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

     - You must give the trustee written notice that an event of default has occurred and remains uncured.

     - The holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

     - The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity.

     - The holders of a majority in principal amount of all outstanding debt securities of the relevant series must not have given the trustee a direction that is inconsistent with the above notice.

     However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date.

     "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.

     We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default.

REGARDING THE TRUSTEE

     The Bank of New York currently acts as trustee under the indenture for our 10 3/4% Senior Subordinated Notes due 2009.

                   DESCRIPTION OF DEBT WARRANTS WE MAY OFFER

     We may issue warrants for the purchase of debt securities. Debt warrants may be issued separately or together with debt securities.

     The debt warrants are to be issued under debt warrant agreements to be entered into between King Pharmaceuticals, Inc. and one or more banks or trust companies, as debt warrant agent, all as will be set forth in the prospectus supplement relating to the debt warrants being offered by the prospectus supplement. A form of debt warrant agreement, including a form of debt warrant certificate representing the debt warrants, reflecting the alternative provisions that may be included in the debt warrant agreements to be entered into with respect to particular offerings of debt warrants, is included as an exhibit to the registration statement. See "Where You Can Find More Information" on page 2 for information on how to obtain a copy of the form of debt warrant agreement.

     The following description of the debt warrant agreements and the debt warrant certificates and summaries of some provisions of the debt warrant agreements and the debt warrant certificates do not describe every aspect of the debt warrants and are subject to, and are qualified in their entirety by reference to, all the provisions of the applicable debt warrant agreements and the debt warrant certificates, including definitions of terms used in the debt warrant agreements and not otherwise defined in this prospectus. For example, in this section we use some terms that have been given special meaning in the debt warrant agreements. We also include references in parentheses to some sections of the debt warrant agreements. Whenever we refer to particular sections or defined terms of the debt warrant agreement in this prospectus, those sections or defined terms are incorporated by reference here or in the relevant prospectus supplement.

TERMS OF THE DEBT WARRANTS ARE TO BE DESCRIBED IN THE PROSPECTUS SUPPLEMENT

     The particular terms of each issue of debt warrants, the debt warrant agreement relating to the debt warrants and the debt warrant certificates representing debt warrants will be described in the applicable prospectus supplement. This description will include:

     - the initial offering price;

     - the currency or currency unit in which the price for the debt warrants is payable;

     - the title, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants;

     - the title and terms of any related debt securities with which the debt warrants are issued and the number of the debt warrants issued with each debt security;

     - the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

     - the principal amount of debt securities purchasable upon exercise of each debt warrant and the price at which that principal amount of debt securities may be purchased upon exercise of each debt warrant;

     - the date on which the right to exercise the debt warrants will commence and the date on which this right will expire;

     - the identity of the debt warrant agent;

     - if applicable, a discussion of United States federal income tax, accounting or other considerations applicable to debt warrants; and

     - any other terms of the debt warrants.

     Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations and, if in registered form, may be presented for registration of transfer, and debt warrants may be exercised, at the corporate trust office of the debt warrant agent or any other office indicated in the related prospectus supplement. Before the exercise of debt warrants, holders of debt warrants will not be entitled to payments of principal, premium, if any, or interest, if any, on the debt securities purchasable upon exercise of the debt warrants, or to enforce any of the covenants in the indenture.

EXERCISE OF DEBT WARRANTS

     Unless otherwise provided in the related prospectus supplement, each debt warrant will entitle the holder of debt warrants to purchase for cash the principal amount of debt securities at the exercise price that will in each case be set forth in, or be determinable as set forth in, the related prospectus supplement. Debt warrants may be exercised at any time up to the close of business on the expiration date specified in the prospectus supplement relating to the debt warrants. After the close of business on the expiration date or any later date to which the expiration date may be extended by King, unexercised debt warrants will become void.

     Debt warrants may be exercised as set forth in the prospectus supplement relating to the debt warrants. Upon receipt of payment and the debt warrant certificate properly completed and duly executed at the corporate trust office of the debt warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities purchasable upon exercise of the debt warrants to the person entitled to them. If fewer than all of the debt warrants represented by the debt warrant certificate are exercised, a new debt warrant certificate will be issued for the remaining amount of debt warrants.

     If you hold your interest in a debt warrant indirectly, you should check with the institution through which you hold your interest in the debt warrant to determine how these provisions will apply to you. See "Legal Ownership" on page 27 for a general description of the procedures and rights applicable to indirect owners of debt warrants.

MODIFICATIONS

     The debt warrant agreement may be amended by King and the debt warrant agent, without the consent of the holder of any debt warrant certificate, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained in the debt warrant agreement, or making any provisions in regard to matters or questions arising under the debt warrant agreement that we may deem necessary or desirable; provided that the amendment may not adversely affect the interest of the holders of debt warrant certificates in any material respect. We and the debt warrant agent also may modify or amend the debt warrant agreement and the terms of the debt warrants, with the consent of the owners of not less than a majority in number of the then outstanding unexercised debt warrants affected. However, any modification or amendment that increases the exercise price, shortens the period of time during which the debt warrants may be exercised or otherwise materially and adversely affects the exercise rights of the owners of debt warrants or reduces the number of debt warrants the consent of whose owners is required for modification or amendment of the debt warrant agreement or the terms of the debt warrants may be made only with the consent of the owners affected by the modification or amendment.

MERGER, CONSOLIDATION, SALE OR OTHER DISPOSITIONS

     Under the debt warrant agreement, we may, to the extent permitted in the indenture, consolidate with, or sell or convey all or substantially all of our assets to, or merge with or into, any other corporation. If at any time there is a merger, consolidation, sale, transfer, conveyance or other disposition of substantially all of the assets of King, the successor or assuming corporation will succeed to and be substituted for King, with the same effect as if it had been named in the debt warrant agreement and in the debt warrants as King. We will then be relieved of any further obligation under the debt warrant agreement or under the debt warrants.

ENFORCEABILITY OF RIGHTS; GOVERNING LAW

     The debt warrant agent will act solely as an agent of King in connection with the issuance and exercise of debt warrants and will not assume any obligation or relationship of agency or trust for or with any holder of a debt warrant certificate or any owner of a beneficial interest in debt warrants. The holders of debt warrant certificates, without the consent of the debt warrant agent, the trustee, the holder of any debt securities issued upon exercise of debt warrants or the holder of any other debt warrant certificates, may, on their own behalf and for their own benefit, enforce, and may institute and maintain any suit, action or proceeding against King suitable to enforce, or otherwise in respect of, their rights to exercise debt warrants evidenced by their debt warrant certificates. Except as may otherwise be provided in the related prospectus supplement, each issue of debt warrants and the applicable debt warrant agreement will be governed by and construed in accordance with the law of the State of New York.

                  DESCRIPTION OF PREFERRED STOCK WE MAY OFFER

     Each series of preferred stock will have specific financial and other terms which will be described in a prospectus supplement. The description of the preferred stock that is set forth in any prospectus supplement is not complete without reference to our charter.

     Our charter authorizes the board of directors to issue up to 15,000,000 shares of preferred stock, no par value per share, in one or more series. As of September 17, 2001, we had neither designated nor issued shares of preferred stock. The number of authorized shares of preferred stock may be increased or decreased by the affirmative vote of the holders of a majority of the outstanding stock of King without the separate vote of holders of preferred stock as a class.

     Our board of directors is authorized to designate, for each series of preferred stock, the following items, among others:

     - the maximum number of shares in the series;

     - the designation of the series;

     - the dividend rate, or basis for determining such rate, if any, on the shares of the series;

     - whether dividends will be cumulative and, if so, from which date or dates;

     - whether the shares of the series will be redeemable and, if so, the dates, prices and other terms and conditions of redemption;

     - whether we will be obligated to purchase or redeem shares of the series pursuant to a sinking fund or otherwise, and the prices, periods and other terms and conditions upon which the shares of the series will be redeemed or purchased;

     - whether the shares of the series will be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the rate or rates of conversion or exchange, the terms of adjustment, if any, and whether the shares of the series will be convertible or exchangeable at our option or the option of holders of preferred shares, or both;

     - whether the shares of the series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of those voting rights;

     - the rights of the shares of the series in the event of the voluntary or involuntary liquidation, dissolution or winding up of King; and

     - any other relative rights, powers, preferences, qualifications, limitations or restrictions relating to the shares of the series.

     The shares of preferred stock of any one series will be identical with each other except for the dates from which dividends will cumulate, if at all. The shares of preferred stock will be fully paid and nonassessable.

                              SELLING SHAREHOLDERS

     The selling shareholders are John M. Gregory, Chairman of the Board and Chief Executive Officer of King and Joseph R. Gregory, Vice Chairman of the Board of King and President of Monarch Pharmaceuticals, Inc., one of our wholly owned subsidiaries. The selling shareholders will receive all of the proceeds from any sales of common stock and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will pay the expenses of registration of the sale of the shares.

     The table below lists the number of shares of common stock beneficially owned by the selling shareholders as of August 31, 2001, the number of shares offered pursuant to this prospectus and the number of shares the individuals will own after the offering assuming they sell all of the offered shares. The numbers presented under "Number of Shares After Offering" and "Percentage Outstanding Shares" assume that all of the shares held by the selling shareholders and being offered under this prospectus are sold to persons who are not affiliates of the selling shareholder, and that the selling shareholder acquires no additional shares of common stock before the completion of this offering. The table also assumes the sale of a number of shares with proceeds totaling up to $200,000,000 based on $40.60, the closing price of our common stock on the New York Stock Exchange on September 17, 2001.

                                                 BENEFICIAL
                                                OWNERSHIP OF
                                                COMMON STOCK
                                          ------------------------
                                            NUMBER
                                          OF SHARES    PERCENTAGE                         NUMBER OF     PERCENTAGE
                                           PRIOR TO    OUTSTANDING   NUMBER OF SHARES    SHARES AFTER   OUTSTANDING
SELLING SHAREHOLDERS                       OFFERING     SHARES(1)     OFFERED HEREBY       OFFERING       SHARES
--------------------                      ----------   -----------   -----------------   ------------   -----------
John M. Gregory(2)......................  16,821,986       7.3           2,463,054        14,358,932        6.3
Joseph R. Gregory(3)....................   6,999,185       3.1           2,463,054         4,536,131        2.0

-------------------------

 (1) Unless otherwise indicated, beneficial ownership consists of sole voting and investing power based on 229,383,481 shares issued and outstanding as of September 17, 2001.

 (2) Includes 9,070,554 shares jointly owned with Mr. Gregory's spouse; 2,675,633 shares owned by S.J., LLC, a limited liability company, the primary members of which are Mr. Gregory's children, 4,999,999 shares held in blind trusts and 75,800 shares registered in the name of The Lazarus Foundation, Inc., a private foundation controlled by Mr. Gregory.

 (3) Includes 1,706,082 shares owned through Kingsway L.L.C., a limited liability company, the primary members of which are Mr. Gregory, his spouse and his son, 1,999,999 shares held in blind trusts and 158,331 shares issuable upon the exercise of options.

                              PLAN OF DISTRIBUTION

     We may sell the securities and the selling shareholders may sell shares of common stock offered by this prospectus through agents, underwriters or dealers, directly or indirectly to one or more purchasers.

     The accompanying prospectus supplement will identify or describe:

     - any underwriters, dealers or agents;

     - their compensation;

     - the net proceeds to King or to the selling shareholders;

     - the purchase price of the securities;

     - the initial public offering price of the securities; and

     - any exchange on which the securities are listed.

     AGENTS. We and the selling shareholders may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment to sell securities on a continuing basis.

     UNDERWRITERS. If we and the selling shareholders use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     DIRECT SALES. We and the selling shareholders may also sell securities directly to one or more purchasers without using underwriters or agents.

     Underwriters, dealers, and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions they receive from us and any profit on their resale of the debt securities may be treated as underwriting discounts and commissions under the Securities Act. We and the selling shareholders may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us in the ordinary course of their businesses.

                                 LEGAL MATTERS

     The validity of the securities offered in this offering will be passed upon for King by Baker, Donelson, Bearman & Caldwell, Johnson City, Tennessee and for any underwriters or agents by counsel named in the prospectus supplement.

                                    EXPERTS

     The audited financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, except as they relate to Jones Pharma Incorporated as of December 31, 1999 and for each of the two years in the period ended December 31, 1999, have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to Jones Pharma Incorporated, by Ernst & Young LLP, independent accountants. These financial statements have been so incorporated in reliance on the reports (which contain an explanatory paragraph relating to the restatement of our consolidated financial statements for the year ended December 31, 2000) of these independent accountants given on the authority of these firms as experts in auditing and accounting.

     The financial statements of the Wyeth-Ayerst Laboratories
Division -- Nordette, Bicillin and Wycillin Product Lines of American Home Products Corporation as of December 31, 1999 and for the year then ended incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the report of that firm and upon the authority of that firm as experts in auditing and accounting.

                          (KING PHARMACEUTICALS LOGO)

                           KING PHARMACEUTICALS, INC.